COMCAST

Notice of 2026 Annual Meeting of Shareholders and Proxy Statement

2025 Company Highlights

Strong Execution on Key Strategic Priorities

Consolidated Financial Results	**Generated revenue of $123.7 billion, net income of $20.0 billion and Adjusted EBITDA of $37.4 billion** **Returned $11.7 billion to shareholders** through a combination of $6.8 billion in share repurchases and $4.9 billion in dividend payments, reducing shares outstanding by 5%
Connectivity & Platforms	**Advanced our new national go-to-market strategy**, simplifying our broadband offering with a clear transparent value proposition alongside wireless offers designed to increase mobile awareness and attachment **50.8 million customer relationships at year end** **Domestic wireless delivered 1.5 million net line additions**, reaching 9.3 million total lines and surpassing 15% penetration of domestic residential broadband customers **Grew connectivity revenue by 4.2% to $46.0 billion**, reflecting growth in domestic wireless, international connectivity and business services connectivity
Content & Experiences	**Theme parks generated $3.1 billion in Adjusted EBITDA**, fueled by the opening of Epic Universe in May 2025 **Peacock revenue increased by 10% to $5.4 billion**; Adjusted EBITDA losses improved by nearly $700 million; paid subscribers increased by 22% to 44 million **Successful launch of NBA** highlighted our strong sports portfolio, complemented by news and entertainment assets, helping to support Peacock subscribers and our advertising business ***Wicked* franchise grossed $1.3 billion worldwide**, becoming the #1 Broadway-to-feature film adaptation of all time **Completed the spin-off of Versant Media Group, Inc. (“Versant”),** consisting of a strong portfolio of cable television networks and complementary digital properties, in a tax-free transaction in January 2026

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement includes statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements are not historical facts or statements of current conditions, but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These may include estimates, projections and statements relating to our business plans, objectives and expected operating results and statements regarding our corporate responsibility initiatives, progress, plans and goals, which are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “potential,” “strategy,” “future,” “opportunity,” “commit,” “plan,” “goal,” “may,” “should,” “could,” “would,” “will,” “continue,” “will likely result” and similar expressions. Factors that could cause our actual results to differ materially from these forward-looking statements include changes in and/or risks associated with: the competitive environment; consumer behavior; the advertising market; consumer acceptance of our content; programming costs; key distribution and/or licensing agreements; use and protection of our intellectual property; our reliance on third-party hardware, software and operational support; keeping pace with technological developments; cyber attacks, security breaches or technology disruptions; weak economic conditions; acquisitions and strategic initiatives; operating businesses internationally; natural disasters, severe weather and other uncontrollable events; loss of key personnel; labor disputes; significant tax liability if the separation of Versant is not tax-free; laws and regulations; adverse decisions in litigation or governmental investigations; and other risks described from time to time in reports and other documents we file with the Securities and Exchange Commission (“SEC”). There are also certain risks and challenges we may face in meeting our environmental goals that are beyond our control, including political, economic, regulatory and geopolitical conditions, supply chain and labor issues, supplier emissions reductions, the evolution of carbon offset markets and innovations in technology and infrastructure.

In evaluating these statements, you should consider various factors, including the risks and uncertainties we describe in the “Risk Factors” sections of our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q and other reports filed with the SEC. The inclusion of forward-looking and other statements in this proxy statement or on our website that may address our corporate responsibility initiatives, progress, plans and goals is not an indication that they are necessarily material to investors or required to be disclosed in our filings with the SEC. Such statements may contain estimates, make assumptions based on developing standards that may change and provide aspirational goals and commitments that are not intended to be promises or guarantees. Readers are cautioned not to place undue reliance on forward-looking statements or such other statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking or such other statements, whether because of new information, future events or otherwise.

Message from Our Chairman and Co-CEO and Our Lead Independent Director

Dear Shareholders,

We are pleased to report that 2025 was a year of meaningful progress for Comcast, as we took decisive steps to reshape our company for the future. We streamlined our business, appointed new leaders and restructured our largest business to move faster and sharpen execution.

At the same time, we generated the highest free cash flow in our history, while maintaining a strong balance sheet and returning nearly $12 billion to shareholders. We invested meaningfully in our six priority areas — broadband, wireless, business services, studios, streaming and theme parks — which we expect will collectively grow over time and position our company for the long term.

In Connectivity & Platforms, we continued to invest in our fiber-rich network by upgrading to multi-gig symmetrical speeds and deploying AI-enabled gateways that can connect hundreds of devices in the home. We also launched a significant go-to-market pivot to simplify pricing and improve the customer experience. We accelerated growth in wireless by adding 1.5 million net lines last year, reaching 9.3 million total lines as of year-end and surpassing 15% penetration of our domestic residential broadband customers. Our business services business, which generated $10.2 billion in revenue in 2025 with healthy margins, was one of the fastest growing providers in the enterprise segment.

In Content & Experiences, with the completion of the Versant spin-off, we are a more focused media business, operating television and streaming together to maximize reach and value across NBC, Peacock, Telemundo and Bravo. In studios, we had great success with the *Wicked* and *Jurassic* franchises, and we are excited about our upcoming releases, which include the latest installments of *Super Mario* and *Minions* as well as new films from Christopher Nolan and Steven Spielberg. Finally, 2025 featured a landmark achievement for our theme parks business with the opening of Epic Universe, among the largest and most advanced American theme parks to open in decades.

We have an exceptional leadership team and Board of Directors. In early 2026, we promoted Mike Cavanagh to Co-CEO of Comcast and welcomed Gordon Smith, former Co-President and Chief Operating Officer of JPMorgan Chase & Co., to our Board. We extend our thanks to David Novak, who stepped down from our Board in January to become Chairman of the Board of Directors at Versant, for his years of invaluable service.

As we mark America's 250th anniversary, we are proud of the role we have played in bringing people together for more than six decades. From our networks and products that reach millions, to the stories and shared experiences that unite generations, Comcast occupies a unique place in American life.

We remain grateful for the leadership of our Board, our dedicated employees worldwide, and for your continued confidence.

Sincerely,



Brian L. Roberts
Chairman and Co-CEO



Edward D. Breen
Lead Independent Director

Notice of 2026 Annual Meeting of Shareholders of Comcast Corporation

Date	Time	Place	Who Can Vote
June 10, 2026	Online check-in opens: 8:45 a.m. Eastern Time Meeting begins: 9:00 a.m. Eastern Time	Meeting live via the internet: *comcast.onlineshareholder meeting.com*	Shareholders of record on April 8, 2026

Voting Items	Board Voting Recommendation
PROPOSAL 1: Elect Directors	**FOR** each nominee
PROPOSAL 2: Ratify appointment of independent auditors	**FOR**
PROPOSAL 3: Advisory vote to approve executive compensation	**FOR**
PROPOSAL 4: Vote on shareholder proposal if properly presented	**AGAINST**

Only shareholders of record on April 8, 2026 may vote and participate during the meeting. If the meeting is adjourned because a quorum is not present, then shareholders who attend the reconvened meeting will constitute a quorum for the purpose of acting upon the matters presented at that meeting pursuant to the rules described in "Information about Stock Ownership – Outstanding Shares and Voting Rights" in the attached proxy statement.

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders beginning on or about April 24, 2026.

Your vote is important. Please vote your shares promptly. To vote your shares, you can:

Use the internet, as described in the Notice of Internet Availability of Proxy Materials and on your proxy card.

Call the toll-free telephone number set forth in the attached proxy statement and on your proxy card.

Complete, sign and date your proxy card and return your proxy card by mail.

April 24, 2026

Thomas J. Reid
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 10, 2026: Our proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are available at ***www.proxyvote.com.***

Table of Contents

Message from Our Chairman and Co-CEO and Our Lead Independent Director	**3**
Notice of 2026 Annual Meeting of Shareholders of Comcast Corporation	**4**
About Comcast	**6**
Corporate Governance and Board Matters	**7**
PROPOSAL 1: Election of Directors	✓
Board of Directors Nominees	7
Board Structure and Responsibilities	17
Corporate Governance Practices, Policies and Processes	22
Audit Committee Matters	**24**
PROPOSAL 2: Ratify Appointment of Independent Auditors	✓
Report of the Audit Committee	26
Executive Compensation	**28**
PROPOSAL 3: Advisory Vote to Approve Executive Compensation	✓
Compensation Discussion and Analysis	28
Compensation and Human Capital Committee Report	43
Executive Compensation Tables	43
Summary Compensation Table	43
Grants of Plan-Based Awards	45
Outstanding Equity Awards at Fiscal Year-End	46
Option Exercises and Stock Vested	48
Nonqualified Deferred Compensation in and as of Fiscal Year-End	49
Agreements with Our Named Executive Officers	49
Potential Payments upon Termination or Change in Control	50
Equity Compensation Plan Information	52
CEO Pay Ratio	53
Pay Versus Performance	53
Shareholder Proposal	**55**
PROPOSAL 4: Shareholder Proposal	✗
Information about Stock Ownership	**59**
Compensation of Directors	**61**
Related Party Transactions Policy and Certain Transactions	**63**
Other Information	**63**
Appendix A: Reconciliations of Non-GAAP Financial Measures	**A-1**

About Comcast

Our Company

Comcast Corporation (“Comcast,” the “Company,” “we,” “our” or “us”) is a global media and technology company. From the connectivity and platforms we provide, to the content and experiences we create, our businesses reach customers, viewers and guests worldwide. We deliver world-class broadband, wireless, video and voice services through Xfinity, Comcast Business and Sky; produce, distribute and stream leading entertainment, sports and news through brands including NBC, Telemundo, Universal, Peacock and Sky; and bring incredible theme parks and attractions to life through Universal Destinations & Experiences.

2025 Performance Overview

2025 was a year of meaningful progress, as we made decisive management, operational and structural changes to how we run our company and how we compete. We continued to invest in our business, maintained a strong balance sheet and returned significant capital to shareholders. As described in “Compensation Discussion and Analysis” below, revenue, Adjusted EBITDA and Free Cash Flow are among the key metrics used in our executive compensation program.

Revenue

($ in billions)



140
105
70
35
0
$123.7
$123.7
2024
2025

Net Income Attributable to Comcast

($ in billions)



20
15
10
5
0
$16.2
$20.0
2024
2025

Adjusted EBITDA[(1)]

($ in billions)



40
30
20
10
0
$38.1
$37.4
2024
2025

Net Cash Provided by Operating Activities

($ in billions)



40
32
24
16
8
0
$27.7
$33.6
2024
2025

Free Cash Flow[(1)]

($ in billions)



25
20
15
10
5
0
$12.5
$19.2
2024
2025

(1) Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

2025 key reported results included:

- **Connectivity & Platforms** – We continued to make significant investments in our network, product and customer experience to stay ahead of data consumption trends that reflect customers' increasing demands. We also made a significant go-to market shift to simplify our broadband offerings. We increased the number of domestic homes and businesses passed by 1.3 million to 65.0 million and continued to enhance our domestic network capabilities. We expanded our domestic wireless subscriber base by more than 1.5 million lines, growing our domestic wireless revenue by 16.3%. Connectivity & Platforms revenue was consistent with the prior year period at $80.9 billion, while Adjusted EBITDA decreased 1.4% to $32.4 billion, or 1.6% on a constant currency basis. See Appendix A for a reconciliation.
- **Content & Experiences** – We continued to entertain and inspire our audiences and guests by creating and leveraging our world-class IP and fan favorite franchises. In 2025, we celebrated the grand opening of Epic Universe, driving higher per-person spending and attendance across the entirety of Universal Orlando Resort. The NBA's return to NBCUniversal marked the start of one of the biggest stretches of live sports in our history and drew the largest audience for an NBA opening double header since 2010. Peacock paid subscribers increased 22% to 44 million, and its revenue grew 10% to $5.4 billion. Our studios had a strong movie slate that included *Jurassic World Rebirth* and *Wicked: For Good*. Content & Experiences revenue was consistent with the prior year period at $45.6 billion and Adjusted EBITDA decreased 4.0% to $6.5 billion.

In 2025, we made cash dividend payments of $4.9 billion and repurchased $6.8 billion of our common stock, resulting in a total return of capital to shareholders of $11.7 billion.

Corporate Governance and Board Matters

Proposal 1:

Election of Directors

Our Board unanimously recommends that shareholders vote **"FOR"** the election of each of the nominees for director.

Board of Directors Nominees

Board Snapshot

INDEPENDENCE

Independent: **82%**



Independent - 9
Non-independent - 2

INDEPENDENT DIRECTOR TENURE

Average Tenure: **9 years**



< 5 years - 4
5-10 years - 2
11+ years - 3


Non-independent – 2
Independent – 9
BOARD NOMINEES



Brian L. Roberts, 66
Chairman of the Board and Co-CEO
Director Since: 1988
Committee Membership: None



Gordon Smith, 67
Independent Director
Director Since: 2026
Committee Membership: Audit Committee*



Kenneth J. Bacon, 71
Independent Director
Director Since: 2002
Committee Membership: Governance and Corporate Responsibility Committee



Thomas J. Baltimore, Jr., 62
Independent Director
Director Since: 2023
Committee Membership: Compensation and Human Capital Committee



Asuka Nakahara, 70
Independent Director
Director Since: 2017
Committee Membership: Audit Committee*



Madeline S. Bell, 64
Independent Director
Director Since: 2016
Committee Membership: Governance and Corporate Responsibility Committee



Wonya Y. Lucas, 65
Independent Director
Director Since: 2024
Committee Membership: Audit Committee



Louise F. Brady, 61
Independent Director
Director Since: 2023
Committee Membership: Compensation and Human Capital Committee



Jeffrey A. Honickman, 69
Independent Director
Director Since: 2005
Committee Membership: Audit* and Governance and Corporate Responsibility Committees



Michael J. Cavanagh, 60
Co-CEO
Director Since: 2026
Committee Membership: None



Edward D. Breen, 70
Lead Independent Director
Director Since: 2014
Committee Membership: Compensation and Human Capital Committee

* Audit Committee Financial Expert

Board Refreshment

We have added four new independent directors to our Board within the past three years, including Thomas J. Baltimore, Jr. in March 2023, Louise F. Brady in October 2023, Wonya Y. Lucas in April 2024 and Gordon Smith in February 2026. David C. Novak stepped down from our Board in January 2026 to become Chairman of the Board of Directors of Versant upon completion of the spin-off.

Director Skills and Experience

As baseline director qualifications, our Board seeks, and each of our directors possesses, key attributes that we deem critical in being a director, including strong and effective decision-making, communication and leadership skills; high ethical standards, integrity and values; and a commitment to representing the long-term interests of our shareholders. Our Board, and the Governance and Corporate Responsibility Committee (the "Governance Committee") in turn, also consider certain director qualifications and skills, including those highlighted below, and seek directors that bring to the Board a range of experiences, viewpoints, perspectives, professional knowledge, business expertise, financial expertise, industry knowledge, entrepreneurial background and experience, and high-level business management experience to oversee and address the current issues facing our company.

Our Board and each of its committees assess their effectiveness as part of their annual self-assessment, which, among other things, evaluates the overall composition of our Board. In evaluating current directors for renomination to the Board or reappointment to Board committees, the Governance Committee considers the director's performance, as well as the current challenges and needs of the Board and each

committee. The Governance Committee further considers each director’s ability to dedicate sufficient time, energy and attention to the fulfillment of his or her duties, including other obligations and commitments and leadership positions on other boards. In accordance with our corporate governance guidelines, an independent director who is a chief executive officer of a public company may serve on the boards of no more than two other public companies in addition to our Board, while all other independent directors may serve on up to four public company boards in total. In renominating directors for election at our 2026 annual meeting, the Governance Committee and Board have determined that each of our director nominees is currently in compliance with our corporate governance guidelines and has sufficient time, energy and attention to serve on our Board.

	KENNETH J. BACON	THOMAS J. BALTIMORE, JR.	MADELINE S. BELL	LOUISE F. BRADY	EDWARD D. BREEN	MICHAEL J. CAVANAGH	JEFFREY A. HONICKMAN	WONYA Y. LUCAS	ASUKA NAKAHARA	BRIAN L. ROBERTS	GORDON SMITH
Executive Leadership	●	●	●	●	●	●	●	●	●	●	●
Industry Experience		●			●	●		●		●	
Consumer Products/ Customer-Oriented		●	●		●	●	●	●		●	●
Technology				●	●	●				●	●
Financial/Accounting	●	●		●		●	●		●		●
Risk Management Oversight	●	●	●		●	●		●		●	●
International					●	●				●	●
Government Affairs	●										
Human Capital Management		●	●		●	●				●	●
Non-Profit/Educational/ Philanthropic	●		●						●		

Director Nominee Biographies

Kenneth J. Bacon — Independent



Partner at RailField Partners

Age: 71
Director since: 2002
Committees: Governance and Corporate Responsibility

Other Current Public Company Directorships:
Arbor Realty Trust, Inc., Welltower Inc.
Former Public Company Directorships:
Ally Financial Inc.

Career Highlights:

- Partner, RailField Partners, a financial advisory and asset management firm, 2012 – Present
- Executive Vice President, multifamily mortgage business, Fannie Mae, 2005 – 2012
- Interim Executive Vice President, Housing and Community Development, Fannie Mae, January 2005 – July 2005
- Member, National Multifamily Housing Council

Skills and Qualifications:

Mr. Bacon brings decades of executive experience across the financial services, real estate and housing industries, including his current role as a partner at RailField Partners. He previously held various leadership roles at Fannie Mae, a leading source of mortgage financing across the United States, where he oversaw a portfolio of nearly $200 billion in assets and ran the company's multifamily division, affordable lending and community development initiatives. As an industry veteran and seasoned leader in the housing market and multifamily asset class, Mr. Bacon is deeply acquainted with regulatory affairs at federal, state and municipal levels. This background enables him to provide unique perspectives in discussions of how regulatory affairs and government relations impact our business broadly. Mr. Bacon's deep experience in finance and risk management oversight enables him to contribute to our Governance Committee's oversight of our compliance and privacy programs. His ongoing public company board service further enhances his perspective on emerging governance priorities, stakeholder expectations and risk frameworks, which he applies to Board deliberations and committee oversight.

Executive Leadership | Financial/ Accounting | Risk Management Oversight | Government Affairs | Non-Profit/ Educational/ Philanthropic

Thomas J. Baltimore, Jr. — Independent



Chairman, President and CEO of Park Hotels & Resorts

Age: 62
Director since: 2023
Committees: Compensation and Human Capital

Other Current Public Company Directorships:
American Express Company, Park Hotels & Resorts, Inc.
Former Public Company Directorships:
Prudential Financial, Inc.

Career Highlights:

- Chairman, President and CEO of Park Hotels & Resorts, Inc., a lodging and real estate investment trust, 2017 – Present
- President, CEO and Member of Board of Trustees, RLJ Lodging Trust, 2011 – 2016
- Co-Founder and President, RLJ Development, LLC, 2000 – 2011
- Various management positions at Hilton Hotels Corporation, Marriott Corporation and Host Marriott Services Corporation
- Board Member, University of Virginia Investment Management Company
- Board Member, The Real Estate Roundtable
- Executive Committee Member, American Hotel & Lodging Association
- Board Member, UVA McIntire School of Commerce Foundation

Skills and Qualifications:

Mr. Baltimore currently serves as Chairman, President and CEO of Park Hotels & Resorts, a real estate investment trust with 40 premium branded hotels and resorts. He draws on this experience leading a complex consumer-facing enterprise to advise the Board on our theme parks and other customer-oriented businesses. In his current role and prior senior management roles, Mr. Baltimore has gathered a wealth of leadership and management experience in the investment management, hospitality and real estate industries which informs the Board's oversight of strategy and human capital management across our businesses. In addition to Mr. Baltimore's extensive track record of building and running companies, he has served on the boards of multiple large public companies including Prudential Financial and American Express. This cross-industry board experience strengthens his judgment on enterprise risk and governance best practices. Mr. Baltimore also has deep finance and M&A experience from his years at RLJ Development and RLJ Lodging Trust, as well as a background in accounting having begun his career in public accounting at Price Waterhouse.

Executive Leadership | Industry Experience | Consumer Products/ Customer-Oriented | Financial/ Accounting | Risk Management Oversight | Human Capital Management

Madeline S. Bell — Independent



President and CEO of The Children's Hospital of Philadelphia
Age: 64
Director since: 2016
Committees: Governance and Corporate Responsibility

Career Highlights:

- President and CEO, The Children's Hospital of Philadelphia ("CHOP"), a top-ranked children's health system and research institute, 2015 – Present
- Multiple leadership roles, including Chief Operating Officer, CHOP, 1995 – 2015
- Began career as a pediatric nurse in 1983, moved from a variety of different nursing roles into hospital administration in 1989 and holds a Master of Science in Organizational Dynamics from the University of Pennsylvania
- Board Member, Leonard Davis Institute of Health Economics
- Executive Committee Member, Greater Philadelphia Chamber of Commerce and Member, CEO Council for Growth
- Honorary Consul of Spain
- Former Board Chair, Federal Reserve Bank of Philadelphia

Skills and Qualifications:

Ms. Bell serves as President and CEO of CHOP, one of the nation's top-ranked children's hospitals with annual revenue of $5.2 billion in fiscal year 2025 and more than 31,000 employees and other workforce members. Under her leadership, CHOP ranked among the Forbes List of America's Best Large Employers in 2025. As President and CEO, Ms. Bell's role includes facilitating and maintaining strategic partnerships with private and public partners, maintaining the hospital's position as a premier nonprofit organization and overseeing and managing complex health and safety matters, as well as human capital strategies for a large, multi-disciplinary workforce that spans clinicians, staffers and academic research experts. These responsibilities translate to Board-level contributions on enterprise risk management, compliance culture, and workforce strategy and management across a diverse employee base.

Executive Leadership | Consumer Products/ Customer-Oriented | Risk Management Oversight | Human Capital Management | Non-Profit/ Educational/ Philanthropic

Louise F. Brady — Independent



Co-Founder and Managing Partner of Piedmont Capital Partners, LLC, Piedmont Capital Partners II, LLC and Piedmont Capital Investments, LLC
Age: 61
Director since: 2023
Committees: Compensation and Human Capital

Other Current Public Company Directorships:
Travel + Leisure Co.

Career Highlights:

- Co-Founder and Managing Partner of Piedmont Capital Partners, LLC, Piedmont Capital Partners II, LLC and Piedmont Capital Investments, LLC, 2013, 2019 and 2020, respectively – Present
- President (2014 – 2024) and Director (since 2014) of Blue Current, Inc.
- Vice President of Investments at Wells Fargo Advisors Financial Services, 1996 – 2013
- Board Member, Piedmont Triad Partnership
- Board Member, The Bryan Foundation
- Advisory Board, The Shuford Program in Entrepreneurship, University of North Carolina at Chapel Hill
- Co-Chair, Board of Directors, Shift_Ed

Skills and Qualifications:

Ms. Brady is a seasoned business leader, having served on several management teams and company boards. As a venture capitalist, Ms. Brady has made transformative investments in emerging technology companies which helps inform strategic Board discussions. Ms. Brady has supported the development of innovative business ideas, including as an Advisory Board member of The Shuford Program in Entrepreneurship at the University of North Carolina at Chapel Hill. She also served as the President of Blue Current, a company that develops battery technology. Ms. Brady has over a decade of experience in venture capital investing and prior to that held investment-related roles at Wells Fargo Advisors and Bank of America. Her background in finance, investing, portfolio management and commercial banking enable her to make robust contributions to the Board's evaluation of key financial, strategic and business decisions.

Executive Leadership | Tech | Financial/Accounting

Edward D. Breen — Lead Independent Director



Chairman of DuPont de Nemours, Inc.
Age: 70
Director since: 2014
Committees: Compensation and Human Capital

Other Current Public Company Directorships:
DuPont de Nemours, Inc.
Former Public Company Directorships:
International Flavors & Fragrances, Inc.

Career Highlights:

- Chairman (since November 2025) and former Executive Chairman (2019 – 2025) and CEO (2020 – 2024), DuPont de Nemours, Inc., a provider of technology-based materials, ingredients and solutions
- CEO and Director, DowDuPont, 2017 – 2019
- Chairman and CEO, E.I. du Pont de Nemours & Co., 2015 – 2017
- CEO, Tyco International Ltd., 2002 – 2012; Chairman until 2016
- Previous President, Motorola, and multiple leadership roles in Motorola's Networks Sector and Broadband Communications Sector
- Chairman, President and CEO, General Instrument Corporation, 1997 – 2000
- Previously a director of Comcast from 2005 – 2011
- Chair, Board of Trustees, Grove City College

Skills and Qualifications:

Mr. Breen currently serves as Chairman of the Board of Directors of DuPont de Nemours, a role he has held since November 2025, having previously served as the Executive Chairman of the Board from 2019 to November 2025 and the CEO from 2020 to 2024. Prior to DuPont, he served as Chairman and CEO of Tyco International. His years of experience as a transformational leader position Mr. Breen well to oversee strategy, provide input into capital allocation decisions and support the Board's oversight of strategic and financial management of our company. His track record of complex separations, integrations and operational turnarounds informs the Board's approach to long-term value creation, cost discipline and capital returns. Additionally, Mr. Breen's vast corporate board experience provides him with a deep foundation in the principles of corporate governance. From his experience at Tyco International and previously at Motorola, Mr. Breen has gained invaluable experience in the technology, equipment supplier and consumer products sectors. In particular, he has deep knowledge of how those sectors relate to our Connectivity & Platforms businesses.

Executive Leadership | Industry Experience | Consumer Products/ Customer-Oriented | Tech | Risk Management Oversight | International | Human Capital Management

Michael J. Cavanagh



Co-CEO of Comcast
Age: 60
Director since: 2026
Committees: None

Career Highlights:

- Co-CEO and Director, Comcast, January 2026 – Present
- President, Comcast, 2022 – Present
- Chief Financial Officer, Comcast, 2015 – 2023
- Co-President and Co-Chief Operating Officer, The Carlyle Group, 2014 – 2015
- Co-CEO, Corporate & Investment Bank, JPMorgan Chase & Co., 2012 – 2014
- CEO, Treasury & Securities Services, JPMorgan Chase & Co., 2010 – 2012
- Chief Financial Officer, JPMorgan Chase & Co., 2004 – 2010
- Board of Trustees and Chair of Investment Committee, Yale University
- Board of Directors, HealthVerity, Inc.
- Member, Council on Foreign Relations

Skills and Qualifications:

Mr. Cavanagh brings to the Board a proven record of enterprise leadership, financial stewardship and strategic execution across complex, scaled, global organizations. As Comcast's Co-CEO, he oversees strategy, capital allocation and long-term investment priorities and, drawing on his deep knowledge of our company and industries, supports effective Board-management dialogue and comprehensive oversight of performance and operations. His experience as CFO of JPMorgan Chase during the global financial crisis and subsequent senior leadership of its Corporate & Investment Bank equip him with deep financial expertise, which is fundamental to the Board's oversight of our financial strategy and resilience. These roles also provided extensive cross-border operating and regulatory experience, informing Board oversight of our global businesses. His tenure as Co-President and Co-Chief Operating Officer of The Carlyle Group adds an investor-oriented perspective to evaluating organic growth, portfolio optimization and transformative transactions. Across his leadership positions, Mr. Cavanagh has managed large, multinational teams and complex talent systems, bringing practical human capital expertise to the Board on leadership succession, executive development, organizational design and culture.

Executive Leadership | Industry Experience | Consumer Products/ Customer-Oriented | Tech | Financial/ Accounting | Risk Management Oversight | International | Human Capital Management

Jeffrey A. Honickman — Independent



CEO of Pepsi-Cola & National Brand Beverages, Ltd.
Age: 69
Director since: 2005
Committees: Audit and Governance and Corporate Responsibility

Career Highlights:

- CEO, Pepsi-Cola & National Brand Beverages, Ltd., a bottling and distribution company, which includes among its affiliates Pepsi-Cola Bottling Company of New York, Inc. and Canada Dry bottling companies from New Jersey to Virginia, 1990 – Present
- Vice President and Secretary of Antonio Origlio Inc., a beverage distributor based in Philadelphia, Pennsylvania, which does business as Origlio Beverages, 1987 – Present
- Board of Directors, American Beverage Association
- Board of Trustees, Barnes Foundation
- President's Advisory Council, Sidney Kimmel Cancer Center, Jefferson Health

Skills and Qualifications:

For over 30 years, Mr. Honickman has served as CEO of Pepsi-Cola & National Brand Beverages, one of the largest bottling and distribution companies in the United States. Leading large-scale consumer operations equips him to advise the Board on our consumer-facing businesses. Mr. Honickman has also been Vice President and Secretary of beverage distributor Antonio Origlio since 1987. From these roles, Mr. Honickman has a wealth of experience in financial management, budgeting and capital allocation. Mr. Honickman also holds a master's degree in finance and a bachelor's degree in accounting. In addition to his executive management roles, Mr. Honickman has served on a number of consumer industry boards, including his current service as a member of the Board of Directors of The American Beverage Association. This mix of operating and industry leadership informs Board discussions on enterprise risk management, capital allocation, consumer product marketing, brand strategy and consumer behavior.

Executive Leadership | Consumer Products/Customer-Oriented | Financial/Accounting

Wonya Y. Lucas — Independent



Former President and CEO of Hallmark Media Networks
Age: 65
Director since: 2024
Committees: Audit

Other Current Public Company Directorships:
Atlanta Braves Holdings, Inc.
Former Public Company Directorships:
E.W. Scripps Company

Career Highlights:

- President and CEO, Hallmark Media Networks, 2020 – 2023
- President and CEO, Public Broadcasting Atlanta, 2015 – 2020
- President, Lucas Strategic Consultants LLC, 2013 – 2015
- President and CEO, TV One, 2011 – 2013
- Chair, Board of Jurors, Peabody Awards
- Board of Trustees, Children's Healthcare of Atlanta
- Board of Directors, Community Foundation for Greater Atlanta
- Board of Trustees, Georgia Tech Foundation
- Board of Trustees, Sundance Institute
- Former Board Member, National Cable and Telecommunications Association (NCTA)

Skills and Qualifications:

Ms. Lucas has previously held senior executive positions at Hallmark Media Networks, Public Broadcasting Atlanta and TV One. In addition to her senior management roles, Ms. Lucas has wide-ranging experience and recognition in the media and entertainment sector. Her more recent accolades include induction into the Broadcasting & Cable Hall of Fame and the Cable Hall of Fame in 2023. Her service on industry-related boards includes her position as Chair of the Board of Jurors of the Peabody Awards, as a member of the Board of Trustees of the Sundance Institute and, formerly, as a member of the Board of the National Cable and Telecommunications Association. During her expansive career, Ms. Lucas has developed a deep expertise in consumer marketing and brand development. This includes previous roles at Westinghouse Electric, The Clorox Company, The Coca Cola Company, Turner Broadcasting and Discovery Communications, where she served as Chief Global Marketing Officer. Her deep knowledge of the entertainment and media industry is highly relevant to our company, and her previous leadership across content, distribution and media businesses provides the Board with insight into consumer sentiment and evolving media consumption.

Executive Leadership | Industry Experience | Consumer Products/Customer-Oriented | Risk Management Oversight

Asuka Nakahara

Independent



Partner at Triton Atlantic Partners

Age: 70

Director since: 2017

Committees: Audit

Other Current Public Company Directorships:

CBRE Global Real Estate Income Fund

Career Highlights:

- Co-Founder, Incompass Labs, Inc., a peer assessment software company, 2022 – Present
- Partner, Triton Atlantic Partners, a real estate advisory firm and investment vehicle that he co-founded, 2009 – Present
- Senior Fellow, Zell-Lurie Real Estate Center, and Practice Professor, Real Estate Department, Wharton School of the University of Pennsylvania, 1999 – Present
- Trammell Crow Company, various leadership roles including Chief Financial Officer (overseeing finance, capital markets, mergers and acquisitions, marketing, Trammell Crow University, human resources and other new business initiatives), 1980 – 1999
- Board of Trustees, Rice University

Skills and Qualifications:

Over the course of a nearly 20-year real estate career at Trammell Crow Company, Mr. Nakahara held a number of senior leadership roles spanning finance, capital markets, M&A, talent development and organizational development, including service as Chief Financial Officer. These experiences have provided him with executive leadership, management, strategic planning and financial expertise credentials that are beneficial to the full range of Board responsibilities and support his service on our Audit Committee, including oversight of financial reporting, internal controls and enterprise risk. Mr. Nakahara is a co-founder and partner of real estate investment and advisory firm Triton Atlantic Partners, where he has over 15 years of experience in investment management and related fields. As an advisor, he provides strategic, leadership and capital markets advice to management teams. His public company board service at CBRE Global Real Estate Income Fund adds investment oversight and governance perspectives that he brings to Board deliberations. Mr. Nakahara has also been a dedicated educator throughout his career. He has served as Senior Fellow of the Zell-Lurie Real Estate Center at the Wharton School of the University of Pennsylvania for over 25 years, and he also serves on the Board of Trustees of Rice University. Mr. Nakahara brings this same expertise in training, leadership and oversight to our Board.

Executive Leadership | Financial/Accounting | Non-Profit/Educational/Philanthropic

Brian L. Roberts



Chairman and Co-CEO of Comcast

Age: 66

Director since: 1988

Committees: None

Career Highlights:

- Chairman of the Board, Comcast, 2004 – Present
- CEO, Comcast, 2002 – Present
- President, Comcast, 1990 – 2022
- Director Emeritus, CableLabs, the cable industry's research and development consortium

As of December 31, 2025, Mr. Roberts, through his ownership of our Class B common stock, had sole voting power over 33 1/3% of the combined voting power of our two classes of voting common stock.

Skills and Qualifications:

Mr. Roberts joined Comcast in 1981 and has served as our Chairman and CEO for over two decades. He has been a strong and effective leader at both the company and Board levels, navigating our company through multiple macroeconomic cycles and industry transformations. Mr. Roberts has overseen a strategy that has included organic growth, new business innovations and transformative strategic transactions, while also returning significant capital to shareholders and maintaining balance sheet discipline. He also serves as an effective bridge between the Board and management, facilitating strong collaboration and encouraging open lines of communication with the Board. He brings extensive familiarity with industry regulation and external stakeholder engagement, supporting the Board's oversight of public policy, compliance culture and reputation. Given his tenure and direct engagement with leaders across all divisions, he has deep familiarity with our workforce, culture, talent pipeline and employee engagement, supporting effective Board oversight of human capital management and succession planning. His deep company history, broad knowledge of all aspects of our businesses, operations and risks, and extensive connections in the media and telecommunications industries uniquely position him to guide our company through challenges and evaluate future opportunities for growth.

Executive Leadership | Industry Experience | Consumer Products/ Customer-Oriented | Tech | Risk Management Oversight | Inter-national | Human Capital Management

Gordon Smith

Independent



Former Co-President and Chief Operating Officer of JPMorgan Chase & Co.

Age: 67

Director since: 2026

Committees: Audit

Other Current Public Company Directorships:
Choice Hotels International, Inc., Humana Inc.

Career Highlights:

- Co-President and Chief Operating Officer of JPMorgan Chase & Co., 2018 – 2022
- CEO, Consumer and Community Banking, JPMorgan Chase & Co., 2012 – 2021
- CEO, Chase Card Services, Auto Finance and Student Lending, 2011 – 2012
- CEO, Chase Card Services, 2007 – 2011
- Various leadership roles at American Express, including the U.S. Domestic Consumer Card and Global Commercial Card Businesses, 1976 – 2007
- Operating Advisor, Clayton Dubilier & Rice, LLC

Skills and Qualifications:

Mr. Smith brings extensive operating and risk management experience from his tenure as Co-President and Chief Operating Officer of JPMorgan Chase and as long-time leader of its Consumer and Community Banking franchise. He has led complex, technology-enabled, customer-facing businesses at scale, with accountability for growth, service, operations and controls. His roles at JPMorgan Chase and earlier at American Express, including leadership of its Global Commercial Card Business, give him practical international experience managing cross-border operations, multi-jurisdictional regulatory requirements and global payments infrastructure. This background equips him to advise the Board on international strategy, compliance, operational excellence, digital transformation, customer experience and enterprise risk, including data protection. His earlier leadership of card services and payments businesses also provides insight into subscription management and customer loyalty. Mr. Smith's public company board service at Choice Hotels and Humana adds perspectives on consumer behavior, service quality and regulated industry dynamics.

Executive Leadership | Consumer Products/ Customer-Oriented | Tech | Financial/ Accounting | Risk Management Oversight | Inter-national | Human Capital Management

Independence Determinations

Our Board has determined that our nonemployee directors are, and were during 2025, independent in accordance with the director independence definition specified in our corporate governance guidelines, which are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*, and in accordance with the applicable rules of The Nasdaq Stock Market LLC ("Nasdaq"). In making its independence determinations, our Board considered transactions and relationships between each director or any member of his or her immediate family and us, including those reported under "Related Party Transactions Policy and Certain Transactions" below. The Board also considered that in the ordinary course of business we have, during the current year and the past three fiscal years, sold products and services to, purchased products and services from, and/or made charitable donations (including by certain of our executive officers) to companies and organizations at which certain of our directors are currently an executive officer or a significant shareholder. In each case, the amount paid or donated to or received from these companies and organizations each year was below 1% of the recipient company's or organization's total consolidated gross revenues, which is far below the 5% limit prescribed by Nasdaq rules.

Retirement Age and Director Tenure

Our corporate governance guidelines require that our independent directors not stand for re-election to the Board after reaching the age of 75. We believe that our retirement policy and natural turnover achieve the appropriate balance between maintaining longer-term directors with deep institutional knowledge and refreshing the Board with new directors and different areas of expertise and knowledge.

Our Board considers director tenure in connection with its independence determinations, even though neither our corporate governance guidelines nor Nasdaq or SEC rules deem a long-tenured director not independent. Following the annual meeting of shareholders, if all director nominees are elected to serve as our directors, the average tenure of our independent directors will be nine years.

Director Nominations

Identifying and Evaluating Director Nominees

Our Governance Committee will consider director candidates recommended by shareholders and will evaluate any such candidates in a similar manner as any other candidates. In identifying and evaluating candidates, whether recommended by the Governance Committee or by shareholders, the Governance Committee will consider the attributes outlined above in “Director Skills and Experience,” as well as applicable independence requirements. All of our nominees are current directors and were elected by the shareholders at our 2025 annual meeting, other than Gordon Smith who joined the Board in February 2026.

Shareholder Nominees

To submit a nomination for the election of directors, shareholders must provide a written notice in accordance with Section 3.10 of our bylaws. For the election of directors at the 2027 annual meeting of shareholders, if such meeting is called for a date between May 11, 2027 and July 10, 2027, we must receive written notice at the mailing address given on page 65 on or after February 10, 2027 and no later than the close of business on March 12, 2027. If we call the 2027 annual meeting of shareholders for any other date, we must receive written notice no later than the close of business on the tenth day following the day on which we first make a public announcement of the date of the meeting.

In addition, in accordance with Section 3.11 of our bylaws, a shareholder or group of up to 20 shareholders owning at least 3% of the aggregate number of our outstanding shares of common stock continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to the greater of 20% of our Board or two directors, provided the shareholder(s) and nominee(s) satisfy the requirements in our bylaws. Written notice of proxy access director nominees for the election of directors at the 2027 annual meeting of shareholders, if such meeting is called for a date between May 11, 2027 and July 10, 2027, must be received at the mailing address given on page 65 on or after November 25, 2026 and no later than the close of business on December 25, 2026. If such meeting is called for any other date, we must receive written notice no later than the close of business on the later of the date that is 180 days prior to such meeting or the tenth day following the day on which we first make a public announcement of the date of the meeting.

Shareholders can obtain a copy of our bylaws by writing to Thomas J. Reid, Secretary, Comcast Corporation, at the mailing address given on page 65. A copy of our bylaws is filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025 and is posted under “Corporate Governance” in the Investors section of our website at *www.cmcsa.com.*

Board Structure and Responsibilities

Board Leadership Structure

Our Board believes that our company and shareholders are best served by maintaining the flexibility for the Board to split or combine the offices of Chairman and Chief Executive Officer depending upon the best interests of our company at a given point in time. To that end, our Governance Committee and Board regularly review our Board leadership structure to ensure that the most appropriate structure is in place. These reviews may consider a variety of factors, such as our state corporation laws, our governance practices, the efficiency and effectiveness of our existing Board leadership structure and feedback from our Board members as well as shareholders on our Board and its leadership structure.

Our Board currently believes that we and our shareholders continue to be best served by having Mr. Roberts serve as both our Chairman and co-CEO, working together with a strong Lead Independent Director. Mr. Roberts is a strong and effective leader, at both the company and Board levels, who – together with Mr. Cavanagh, who was elevated to co-CEO in January 2026 – provides critical leadership in carrying out our strategic initiatives and confronting our challenges. Mr. Roberts serves as an effective bridge between the Board and management, facilitating strong collaboration and encouraging open lines of communication with the Board. In his role as Chairman, he also brings to Board discussions extensive knowledge of all aspects of our current business, operations and risks.

In addition to our combined Chairman and co-CEO role, our independent directors are led by our Lead Independent Director, who ensures a strong, independent and active Board by promoting effective communication and consideration of strategy and material risks.

Edward D. Breen

LEAD INDEPENDENT DIRECTOR

In accordance with our corporate governance guidelines, our Board has a strong Lead Independent Director position, currently filled by Mr. Breen. The Lead Independent Director:

- Presides at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors that are held at almost all regularly scheduled Board meetings.
- Facilitates communication between the Chairman and the independent directors and encourages director participation by fostering an environment of open dialogue and constructive feedback.
- Communicates periodically as necessary between Board meetings and executive sessions with our independent directors and with management on topics of importance to our independent directors.
- Is authorized to schedule meetings of the independent directors, including executive sessions of the independent directors.
- Is authorized to review and approve agendas, materials and schedules for Board meetings, which may include matters relating to significant risks of our company.
- With the Compensation and Human Capital Committee (“Compensation Committee”), organizes the annual Board evaluation of the performance of our senior management.
- With the Governance Committee, reviews and approves the process for the annual self-assessment of our Board and its committees.
- Represents independent directors in communications with external constituencies, including significant shareholders, as appropriate.

The role of Lead Independent Director is filled by an independent director recommended by the Governance Committee, which is chaired by and composed entirely of independent directors, and appointed by the independent directors of the Board annually. In recommending Mr. Breen to serve as our Lead Independent

Director, our Governance Committee considered, among other qualifications, his extensive experience as a board chairman and chief executive officer seasoned in board-level risk oversight.

Our Board believes that board independence and oversight of management are effectively maintained, and management plans are critically reviewed, through our existing governance structure and policies. The composition of our Board evolves gradually over time, which provides stability and experience, but the processes by which the Board works are dynamic and are designed to address the most critical risks and circumstances prevailing at any point in time. In addition to the Lead Independent Director position, we have strong and effective governance practices that support independent Board oversight, including:

- Board independence and oversight of management effectively maintained through the Board's composition, where nine of 11 of our director nominees are independent.
- All Board-level committees (Audit, Compensation and Governance) are chaired by and composed entirely of independent directors, and appointed by the Board annually.
- All directors have access to management, external experts and independent auditors.
- Independent directors regularly meet in executive sessions without management present, chaired at our Board by our Lead Independent Director and at committees by committee chairs, to review, among other things, our strategy and risks, operating and financial performance, management effectiveness and succession planning.
- Annual Board assessment process includes independent director input (which includes the Lead Independent Director) for Board and committee meeting agendas on key business and risk topics, director educational topics and the design, composition and effectiveness of our Board, its leadership structure and Board committees.
- All directors may suggest inclusion of additional subjects on Board or committee agendas.
- Independent director participation in and oversight of key governance processes, such as senior management performance, executive compensation and succession planning.
- Our Chairman and co-CEO and our Lead Independent Director meet and speak with each other regularly about our Board and our company.

In addition, having one individual perform the roles of Chairman and co-CEO is not restricted or prohibited by current laws or regulations. Board action is the product of consensus following informed and thorough discussion, relying on external expertise when appropriate to supplement management resources or provide the independent directors with additional support. No director has the right to override the vote of any other director, but in practical terms Board action is based on consensus not contested votes.

Ultimately, we believe that our current leadership structure, together with our strong governance practices, creates a productive relationship between our Board and management, including strong and effective leadership of our company, as well as strong independent oversight that benefits our shareholders.

Board Meetings and Attendance

Our Board and various committees of the Board meet throughout the year. During 2025, there were nine meetings of our Board and a total of 19 committee meetings. Each director attended more than 75% of the aggregate number of Board meetings and the number of meetings held by all of the committees on which he or she served.

We require our directors to participate in the annual meeting of shareholders, barring unusual circumstances. Each director then in office participated in the 2025 annual meeting of shareholders, other than Mr. Novak.

Our independent directors have the opportunity to meet separately in executive session following each regularly scheduled Board and committee meeting and, under our corporate governance guidelines, are required to meet in executive session at least two times each year. In 2025, executive sessions were held at each regularly scheduled Board meeting, and most regularly scheduled committee meetings.

Committees of Our Board

Our Board has three standing committees: Audit, Compensation and Governance. All of these committees are composed entirely of independent directors under applicable Nasdaq and SEC requirements.

The Board makes committee and committee chair assignments annually, although changes may be made from time to time as deemed appropriate by the Board.

Each committee has a Board-approved charter, which is reviewed annually by the respective committee, with the Governance Committee annually reviewing all charters and our corporate governance guidelines. Each committee has the authority to retain independent advisors to assist it in carrying out its responsibilities. Committee charters are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*.

Audit Committee



Jeffrey A. Honickman (Chair)

Members:
Wonya Y. Lucas
Asuka Nakahara
Gordon Smith*

Meetings in 2025: 8

Key Responsibilities

- Reviews the quality and integrity of our financial statements.
- Reviews the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Forms 10-Q and 10-K and our quarterly earnings press releases.
- Monitors our internal control over financial reporting and disclosure controls and procedures.
- Reviews the performance and responsibilities of our internal audit function and activities.
- Appoints and evaluates the qualification, performance and independence of our independent auditors.
- Reviews financial risk assessment and management, cybersecurity and significant business continuity risks.
- Reviews process with respect to our enterprise risk management ("ERM") assessment.
- Reviews risks facing our company as disclosed in "Risk Factors" in our Form 10-K.
- Reports its discussions to the full Board for consideration and action when appropriate.

**Mr. Smith joined the Audit Committee in February 2026.*

Each member of our Audit Committee is financially literate for audit committee purposes, and our Board has concluded that Jeffrey A. Honickman, Asuka Nakahara and Gordon Smith qualify as audit committee financial experts.

The Audit Committee Report is included on page 26.

Compensation and Human Capital Committee



Edward D. Breen (Chair)

Members: Thomas J. Baltimore, Jr.; Louise F. Brady*

Meetings in 2025: 6

Key Responsibilities

- Oversees and sets compensation for our senior executives.
- Performs an annual review of our compensation philosophy, executive compensation programs and the performance of senior executives, including our named executive officers ("NEOs").
- Evaluates annually whether there are any risks associated with our executive compensation program.
- Oversees succession planning for senior management.
- Reviews compensation and benefit plans and policies generally, including with respect to compensation of our senior executives and other employees.
- Reviews programs and strategies with respect to human capital management, including with respect to talent recruitment, development and retention, employee engagement and workforce composition.
- Reports its discussions to the full Board for consideration and action when appropriate.

**Ms. Brady joined the Compensation Committee in January 2026, having previously served on the Audit Committee.*

Each member of our Compensation Committee qualifies as a "non-employee director" under Rule 16b-3 under the Exchange Act.

The Compensation Committee Report is included on page 43.

Governance and Corporate Responsibility Committee



Kenneth J. Bacon (Chair)

Members: Madeline S. Bell; Jeffrey A. Honickman

Meetings in 2024: 5

Key Responsibilities

- Provides general oversight of corporate governance.
- Oversees culture of compliance and ethical business conduct, including compliance program.
- Reviews significant legal and regulatory compliance risks, such as privacy, artificial intelligence and data governance.
- Oversees, monitors and receives reports on workplace harassment and discrimination matters.
- Reviews and assesses our corporate social responsibility report and significant environmental and social issues, risks and trends.
- Oversees our approach to political and lobbying activities, including by receiving periodic reports on our political contributions, lobbying and trade association activities.
- Reports its discussions to the full Board for consideration and action when appropriate.

Board and Committee Strategy and Risk Oversight Responsibilities

Our Board and its committees provide guidance to and oversight of management with respect to our business strategy throughout the year. Various elements of strategy are discussed at every Board meeting,

and our management is charged with executing the business strategy and updating the Board on progress and execution throughout the year.

While active risk management is primarily the responsibility of our management, our Board understands the significant risks facing our company and, as a whole and through its committees, exercises an appropriate degree of risk oversight. Our management, with involvement and input from our Board, performs an annual ERM assessment to identify and manage key existing and emerging risks for our company.

Our senior executive management team has the overall responsibility for, and oversight of, our ERM process, and an ERM steering committee manages the process, with one or more senior business executives then monitoring and managing each of the identified risks. Regular business presentations and discussions throughout the year at the Board or its committees, both from management and external experts as appropriate, highlight significant relevant risks and exposures, including those listed below as core enterprise risks identified through our ERM process.

Our Board and its committees exercise their respective roles in strategy and risk oversight in a variety of ways, as set forth below. We believe the Board as a whole is ultimately accountable for risk oversight, but various Board committees may lead and inform the Board with regard to specific risks. To that end, our full Board receives an annual presentation on the results of the core enterprise risks identified through our ERM process for Board-level oversight, with our Audit Committee overseeing the process by which we perform our ERM exercise. Certain risks may be addressed by both the Board and its committees (such as succession planning and cybersecurity) or only by our Board or a committee, depending on the subject matter and significance of a particular risk. If discussion of a risk is covered during a committee meeting, the committee chair reports on the committee's discussion to the full Board for consideration and action when appropriate.

Board of Directors

Oversight of Core Enterprise Risks

Competitive Risks	Reputational Risks	Succession Planning	Capital Allocation	Cybersecurity & Privacy	Legal & Regulatory

Audit Committee

Oversight of:

- ERM assessment process
- Financial reporting and accounting matters
- Internal and disclosure controls
- Financial risks
- Cybersecurity and business continuity

Compensation & Human Capital Committee

Oversight of:

- Executive compensation program
- Nonemployee director compensation
- Human capital management, including talent recruitment, development and retention, employee engagement and workforce composition

Governance & Corporate Responsibility Committee

Oversight of:

- Corporate governance
- Compliance, legal and regulatory matters, including privacy, artificial intelligence and data governance
- Harassment and discrimination matters
- Political and lobbying activities
- Significant environmental and social issues, risks and trends

Corporate Governance Practices, Policies and Processes

Corporate Governance Highlights

As described in more detail elsewhere in this proxy statement, below are highlights of our corporate governance structure.

Board Independence/Composition

- Strong Lead Independent Director, with defined role and responsibilities, including authority to review and approve agendas, materials and meeting schedules for Board meetings
- Lead Independent Director is appointed by independent directors annually
- Nine of 11 director nominees are independent
- Added four new independent directors within past three years; average independent director tenure is nine years
- Director tenure considered in annual Board director independence determinations
- All members of Board committees are independent
- Opportunity for executive sessions at every Board and committee meeting
- Compensation Committee directly retains independent compensation consultant

Board Performance

- Annual Board and committee evaluations
- Board/committee oversight of strategy, significant company risks and corporate responsibility matters
- Annual Board and Compensation Committee discussion of succession planning for co-CEOs and other senior executives
- Director education on key Company topics and issues, including as requested by independent directors

Corporate Governance

- Independent director retirement policy at age 75
- Director “overboarding” policy
- Robust shareholder engagement program
- Annual director elections
- Proxy access bylaw
- Recoupment (“clawback”) policy for executive compensation
- No automatic acceleration of vesting in connection with a change in control

Succession Planning

Ensuring that we have the appropriate senior management talent to successfully pursue our strategies is one of the Board’s primary responsibilities. To this end, the Board discusses succession planning for our co-CEOs and the remainder of our senior executive management team in private sessions at most of its regularly scheduled meetings. To help fulfill the Board’s responsibility, our Compensation Committee is

required, pursuant to our corporate governance guidelines, to ensure that we have in place appropriate planning to address CEO succession both in the ordinary course of business and in emergency situations, including criteria that reflect our business strategies, such as identifying and developing internal candidates. Our corporate governance guidelines also require that our Compensation Committee ensures that we have appropriate succession planning for the remainder of our senior executive management team, including our NEOs. Each year, our Board and Compensation Committee formally discuss succession planning for our senior executive management team and their respective direct reports.

Board and Committee Evaluations

Every year, our Board and each of its committees perform a self-assessment to evaluate their effectiveness. As part of these assessments, each director completes a detailed questionnaire for the Board and any committees on which he or she serves, addressing topics such as Board structure and composition, Board responsibilities, Board meetings and materials, Board and management interactions and ethics and compliance. The questionnaire seeks both quantitative-based responses and general comments. The Governance Committee reviews and approves the process and the questionnaires to be used, with outside counsel also reviewing the questionnaires. The results of the assessments are compiled anonymously and are reviewed and discussed with the Board and the Governance Committee (as it relates to both the Board and all committees) and each committee (as it relates to such committee). In addition to the formal evaluation process, directors provide feedback on the Board's and its committees' performance on an ongoing basis. The Governance Committee develops action plans for items that may require follow-up, and it also coordinates recommendations for key business and director educational topics for the following year's Board and committee meeting agendas.

Corporate Governance Guidelines and Code of Conduct

Our Board has adopted corporate governance guidelines that address items such as the standards, qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. We also have a code of conduct that applies to all of our employees, including our executive officers, and our directors. Both the guidelines and the code of conduct applicable to our executive officers and directors are posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*. We will disclose under "Corporate Governance" in the Investors section of our website any amendments to, or any waivers under, the code of conduct that are required to be disclosed by SEC or Nasdaq rules.

Shareholder Engagement

We have an active, broad-based and year-round investor relations outreach program to solicit input and to communicate with members of the investment community on a variety of topics. In addition to our regular investor relations program that reviews our business and strategy with buy-side investors and sell-side securities analysts, we also engage with investors on various corporate governance, compensation, environmental and social topics. This dialogue provides an opportunity to discuss governance matters generally, including our directors' skills and tenure, Board oversight roles and responsibilities, corporate responsibility initiatives and executive compensation.

The key elements of our investor relations outreach program in 2025 are below:

- Focused, one-on-one meetings with over 30 investors representing nearly 50% of Class A common stock and senior management — and, at times, independent directors — on a range of governance, compensation and other corporate responsibility matters, as well as general business and strategy updates
- Outreach to proxy advisory firms

- Live webcasts of quarterly earnings presentations
- Live webcasts of co-CEOs, CFO and other business leaders speaking at investor conferences
- Met with over 250 institutional investors on strategy and business results through a combination of in-person and virtual meetings



Governance & Corporate Responsibility Engagements
Annual Meeting
Outcomes from Investor Feedback
Year-Round Investor Relations Engagement
COMCAST SHAREHOLDER OUTREACH

- Outreach to proponents of shareholder proposals before proxy statement filed
- Meetings with investors to discuss annual meeting proposals
- Review and consider shareholder voting results

- Our Board and its committees review annual meeting outcomes and consider pertinent insights and feedback from engagements with investors, including on compensation design

Our Board has established a process for shareholders and other interested parties to communicate with its members. Correspondence may be addressed to the Board, the Lead Independent Director, any other particular director, any committee of the Board or any other group of directors, in care of Thomas J. Reid, Secretary, Comcast Corporation, at the mailing address provided on page 65 or the following e-mail address: audit_committee_chair@comcast.com. The Secretary, or his designee, promptly reviews all such correspondence and, as appropriate, forwards it to the Board or other addressee based on the subject matter of the correspondence. Any such correspondence relating to accounting, internal accounting controls or auditing matters is handled in accordance with procedures established by the Audit Committee.

Audit Committee Matters

Proposal 2:

Ratify Appointment of Independent Auditors

✔ Our Board unanimously recommends that shareholders vote **"FOR"** ratifying the appointment of Deloitte & Touche LLP as our independent auditors.

Selection of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors, Deloitte & Touche LLP ("Deloitte"). Deloitte, together with its predecessors, has served as our independent auditors since 1963. The lead engagement partner from Deloitte is required to

be rotated every five years. In accordance with this rotation, a new lead engagement partner was selected for 2026. The process for selection of a new lead engagement partner includes a meeting between the Chair of the Audit Committee and the candidate for this role, as well as discussion by the full Audit Committee and meetings with senior management.

Each year, the Audit Committee, along with our management and internal auditors, reviews Deloitte's performance as part of the Audit Committee's consideration of whether to reappoint the firm as our independent auditors. As part of this review, the Audit Committee considers (i) the continued independence of Deloitte, (ii) its quality of service provided on prior audits, (iii) evaluations of Deloitte by our management and internal auditors, (iv) Deloitte's effectiveness of communications and working relationships with the Audit Committee and our management and internal auditors, (v) the length of time Deloitte has served as our independent auditors and (vi) the quality and depth of Deloitte and the audit team's expertise and experience in our industries in light of the breadth, complexity and global reach of our businesses.

Following the Audit Committee's review of Deloitte's performance, the Audit Committee appointed Deloitte to serve as our independent auditors for the year ending December 31, 2026. The Audit Committee and our Board recommend that you ratify this appointment, although your ratification is not required. A partner of Deloitte will be present at the annual meeting and will be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm

Set forth below are the fees paid or accrued for the services of Deloitte, the member firms of Deloitte Touche Tohmatsu and their respective affiliates in 2025 and 2024.

	2025	2024
	($ IN MILLIONS)	
Audit fees	34.5	30.9
Audit-related fees	21.8	2.4
Tax fees	1.5	0.7
All other fees	—	—
Total	57.7	34.0

Audit fees consisted of fees paid or accrued for services rendered to us and our subsidiaries for the audits of our annual financial statements, audits of our internal control over financial reporting (as required by Section 404 of the Sarbanes-Oxley Act of 2002), reviews of our quarterly financial statements and audit services provided in connection with other statutory, regulatory or contractual requirements.

Audit-related fees consisted of fees paid or accrued for financial due diligence services and attestation services. Audit-related fees also include the audit of financial statements in connection with the Versant spin-off.

Tax fees consisted of fees paid or accrued for domestic and foreign tax compliance services, including review of tax returns and tax examination assistance. There were no fees paid or accrued in 2025 and 2024 for tax planning.

Other fees included fees paid or accrued for subscription services; amounts in the periods presented round to zero.

Preapproval Policy of Audit Committee of Services Performed by Independent Auditors

The Audit Committee's policy requires that the Committee preapprove all audit and non-audit services performed by the independent auditors to assure that the services do not impair the auditors'

independence. Unless a type of service has received general preapproval, it requires separate preapproval by the Audit Committee. Even if a service has received general preapproval, if the fee associated with the service exceeds $1 million in a single engagement or series of related engagements, it requires separate preapproval. The Audit Committee has delegated its preapproval authority to its Chair.

Report of the Audit Committee

The Audit Committee (as used in this section, "we" or "our") is composed solely of independent directors meeting the requirements of the applicable rules of the SEC and The Nasdaq Stock Market LLC. Each member also is financially literate for audit committee purposes under the Nasdaq rules, and the Board has concluded that Jeffrey A. Honickman, Asuka Nakahara and Gordon Smith qualify as audit committee financial experts. The key responsibilities of our committee are set forth in our charter, which was adopted by us and approved by the Board and is posted under "Corporate Governance" in the Investors section of Comcast's website at *www.cmcsa.com*.

We serve in an oversight capacity and are not intended to be part of Comcast's operational or managerial decision-making process. Comcast's management is responsible for the preparation, integrity and fair presentation of information in Comcast's consolidated financial statements, the financial reporting process and internal control over financial reporting. Deloitte, Comcast's independent auditors, is responsible for auditing Comcast's consolidated financial statements and internal control over financial reporting. Our principal purpose is to monitor these processes.

In this context, at each regularly scheduled in-person meeting, we met and held discussions with management, Comcast's internal auditors and the independent auditors. Management represented to us that Comcast's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis.

Prior to their issuance, we reviewed and discussed the quarterly and annual earnings press releases, consolidated financial statements and disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (including the presentation of non-GAAP financial information and critical accounting estimates) with management, Comcast's internal auditors and the independent auditors. We also reviewed Comcast's policies, practices and assessments with respect to significant financial risks and significant business risks, including cybersecurity, as well as its processes and practices with respect to enterprise risk assessment and management. We discussed with the independent auditors critical audit matters identified during the course of the audit and other matters required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") and SEC rules.

We discussed with the independent auditors the overall scope and plans for their audit and approved the terms of their engagement letter. We also reviewed Comcast's internal audit plan. We met with the independent auditors and with Comcast's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of Comcast's internal controls and the overall quality and integrity of Comcast's financial reporting. Among other things, in our discussions with the independent auditors, we sought their perspectives on the appropriateness of the accounting principles selected by management and their assessment of risk in financial reporting.

Additionally, we reviewed the performance, responsibilities, budget and staffing of Comcast's internal auditors. We also have established, and oversaw compliance with, procedures for Comcast's receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and its employees' confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters.

We discussed with the independent auditors the auditors' independence from Comcast and its management, including the matters required to be discussed by the applicable requirements of the PCAOB and SEC, and received written disclosures from the independent auditors required by applicable PCAOB rules regarding their independence. We also reviewed Comcast's hiring policies and practices with respect to current and former employees of the independent auditors. We preapproved, in accordance with our preapproval policy described above, all services provided by the independent auditors and considered whether their provision of such services to Comcast is compatible with maintaining the auditors' independence. Based on the reviews and discussions referred to above, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Comcast's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

In addition, as in prior years, we, along with Comcast's management and internal auditors, reviewed Deloitte's performance as part of our consideration of whether to appoint the firm as independent auditors for 2026 and recommend that shareholders ratify this appointment. As part of this review, we considered the continued independence of Deloitte, the quality of service provided on prior audits, the results of an evaluation of Deloitte by Comcast's management and internal auditors and Deloitte's effectiveness of communications and working relationships with us, management and the internal auditors. We also considered the period of time that Deloitte has served as Comcast's independent auditors and evaluated the quality and depth of the firm and the audit team's expertise and experience in our industries in light of the breadth, complexity and global reach of Comcast's businesses. Following this review, we have appointed Deloitte as Comcast's independent auditors for 2026 and are recommending that Comcast's shareholders ratify this appointment.

Members of the Audit Committee

Jeffrey A. Honickman (Chair)

Wonya Y. Lucas

Asuka Nakahara

Gordon Smith*

**Mr. Smith joined the Audit Committee in February 2026.*

Executive Compensation

Proposal 3:

Advisory Vote to Approve Executive Compensation

Our Board unanimously recommends that shareholders vote **"FOR"** approval of the compensation of our NEOs.

The following proposal gives our shareholders the opportunity to cast a non-binding, advisory vote to approve the compensation of our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and our compensation philosophy, process, plans and practices, as disclosed below.

We encourage shareholders to review detailed information on our executive compensation program and the 2025 compensation of our NEOs as set forth in "Executive Compensation – Compensation Discussion and Analysis," starting below. Shareholders are being asked to vote "FOR" the adoption of the following resolution:

"RESOLVED, that the compensation paid to Comcast Corporation's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

While we intend to carefully consider the voting results of this proposal, this vote is advisory in nature, and, therefore, is not binding on us or our Board. Our Board and Compensation Committee value the opinions of all of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

We currently conduct advisory votes to approve the compensation paid to our NEOs on an annual basis.

Compensation Discussion and Analysis

This discussion and analysis describes our executive compensation philosophy, process, plans and practices; our compensation program's alignment with our performance; and the 2025 compensation decisions for our NEOs set forth in the Summary Compensation Table.

Executive Overview

Overall Performance

Our Board credits our senior leadership team for their successful leadership over the past year, despite sustained competitive challenges across our businesses. 2025 marked a year of decisive management, operational and structural changes, resetting how we operate and compete, with a focus on positioning our company for growth. As described above in "About Comcast – 2025 Performance Overview," 2025 consolidated financial results were solid, benefiting from contributions across our businesses, including residential broadband, wireless, business services connectivity, theme parks, streaming and premium studios content. At the same time, we maintained a healthy balance sheet and returned significant capital to shareholders.

Our NEOs worked collaboratively with our businesses on key strategic initiatives such as our new simplified broadband offering with a more transparent value proposition to customers, strengthening our wireless business with new offerings, further growing our business services business, growing our Peacock revenue and lowering its operating losses, creating premium content and successfully opening Epic Universe in May

2025. At the same time, we completed our spin-off of Versant in January 2026, creating a focused, well-capitalized public company while positioning our remaining businesses to better compete in the evolving media landscape. Our leadership team also supported our stakeholders, including our employees, customers and the communities where we operate. From our dedication to advancing digital opportunity by providing more people with the tools and resources they need to succeed in a digital society, to our ongoing efforts in community impact, environmental sustainability and strengthening our workplace culture of respect for others, our senior leadership team reinforced our company's commitment to doing what's right while emphasizing our commitment to act with integrity.

2025 Compensation Overview

Our executive compensation program is designed to pay for performance, aligning our NEOs' compensation with our shareholders' interests and our long-term strategic goals. In making compensation decisions for 2025, the Compensation Committee considered, among other things, the strong performance of our NEOs in successfully managing our company for the long term and market compensation paid by other similarly situated companies.

As a result of our compensation design, the vast majority of our NEOs' total target compensation is performance-based, strongly aligning NEO compensation with shareholder interests.

2025 CEO COMPENSATION MIX

91% Total Performance-Based


1%
7%
24%
67%

2025 AVERAGE NEO COMPENSATION MIX (EXCLUDING CEO)

88% Total Performance-Based


<1%
12%
31%
57%*

*Excludes promotional PSU award to Mr. Cavanagh

Salary | Annual Cash Bonus | PSUs | Other

Key executive compensation decisions in respect of 2025 compensation are discussed in detail below under "Our Approach to Compensation" and "Design and Structure of Our Executive Compensation Program – Compensation Decisions."

Shareholder Feedback on Executive Compensation

The Compensation Committee and our management team are committed to continued engagement with shareholders to understand their viewpoints and to discuss and demonstrate the important connection between our compensation program, on the one hand, and our business strategy, goals and financial and operating performance, on the other hand. In response to shareholder feedback, our executive compensation program design includes a significant amount of performance-based compensation. We believe shareholders continue to view our executive compensation program favorably, as reflected by shareholders approving on an advisory basis the 2024 compensation of our NEOs by 90% of the votes cast at our 2025 annual meeting.

The Compensation Committee discussed and evaluated our executive compensation program and considered our annual say-on-pay advisory voting results with Korn Ferry, its independent compensation consultant. The Compensation Committee believes that its decisions are consistent with our compensation philosophy and objectives and that those compensation decisions align the interests of our NEOs with our long-term goals and the interests of our shareholders without incenting inappropriate risk-taking.

Executive Compensation Best Practices

What We Do	What We Don't Do
✓ Employ rigorous Performance Stock Unit ("PSU") and annual cash bonus performance conditions.	× Do not maintain any defined benefit pension plans or supplemental executive retirement plans for our NEOs.
✓ Maintain robust stock ownership guidelines. A person not in compliance cannot sell or otherwise dispose of stock until the ownership requirement is met.	× None of our equity plans has automatic ("single-trigger") accelerated vesting provisions in connection with a change in control. Mr. Roberts' employment agreement has a "double-trigger" change in control provision. No other NEO has change in control provisions in their employment agreement.
✓ Prohibit executive officers and directors from (i) pledging Comcast stock as collateral or holding it in margin accounts and (ii) using any strategies or products to hedge against potential changes in the value of our stock.	× Do not pay dividends or dividend equivalents in respect of any unearned PSUs or Restricted Stock Units ("RSUs") or on any stock options.
✓ Have an incentive compensation recoupment (or "clawback") policy applicable to our executive officers.	× Do not provide any excise or other tax gross-ups for our executive officers.
✓ Compensation Committee directly engages Korn Ferry as its own independent compensation consultant.	× Do not permit the repricing of options of any kind without shareholder approval.

Our Approach to Compensation

In designing our compensation program, we evaluate both our business objectives and the need to attract and retain uniquely talented and experienced individuals who think strategically for the long term, particularly in light of the challenging and evolving competitive, technological and regulatory environments in which we operate. We employ a variety of elements that further our shareholders' interests by securing our executives' services in an exceedingly competitive talent market and aligning the long-term interests of our executives with the creation of shareholder value.

- In addition to fixed compensation, we provide short-term and long-term performance-based compensation earned based on the achievement of Company-specific performance goals, as well as relative performance goals that measure our shareholder value creation relative to market performance.
- To motivate and retain our executives, we provide pay opportunity levels that are highly competitive.
- Our short-term annual bonus program includes quantitative financial performance goals that are based, in part, on consolidated budgets that are prepared annually, taking into consideration the cyclicality of working capital in our business, capital spending plans for the upcoming year and other relevant factors. We balance out our annual bonus program by also incenting attainment of operational performance goals and key stakeholder and sustainability initiatives.
- Our 2025 annual long-term incentive program is composed entirely of PSUs. PSUs are earned based on our performance over a cumulative three-year period against two relative performance metrics relating to Adjusted Earnings Per Share ("EPS") growth and Total Shareholder Return ("TSR"), as well as an absolute Return on Invested Capital ("ROIC") performance metric.
- The financial quantitative metrics used in our 2025 annual incentive compensation program generally reflect those used internally to measure our performance and externally to report to investors. Many of these measures are tied to cash generation and capital efficiency and seek to balance over both the short-term and the longer-term profitable growth and shareholder value creation.

Annual Cash Bonus	Revenue	Serves as the top line component to cash generation
	Adjusted EBITDA	Reflects the operational performance of our businesses, taking into account the costs of operating these businesses
	Free Cash Flow	Measures, among other things, cash remaining after capital investments that allows us to repay indebtedness, make strategic investments and return capital to shareholders
Long-Term Incentive Program	Average ROIC	Measures how well capital (equity and debt) is used to generate earnings over a three-year period
	Relative Adjusted EPS Growth	Measures earnings performance compared to other S&P 100 companies over a three-year period
	Relative TSR	Measures total company achievement of shareholder returns compared to other S&P 100 companies over a three-year period

Design and Structure of Our Executive Compensation Program

Elements of Compensation

We view our executive compensation program on a "portfolio" basis to appropriately balance various compensation elements that motivate and reward our NEOs for their performance and creation of long-term shareholder value.

TYPE	ELEMENT	WHY WE USED IT	COMPENSATION HIGHLIGHTS
Fixed	**Base Salary**	• Necessary to attract and retain our NEOs. • Serves as a baseline measure of an NEO's value. • Guaranteed compensation in exchange for investing in a career with us.	• Salary level is based on individual performance, experience, market data, position within the organization and duties and responsibilities.
Variable, Short-Term, Performance-Based	**Annual Cash Bonus**	• Provides a competitive annual cash bonus opportunity and completes our competitive total annual cash compensation package. • Target bonus is based on the Compensation Committee's assessment of the optimal mix of fixed vs. variable cash compensation. • Supports our objective that NEOs must balance achieving current year (short-term) goals with long-term value creation.	• Based on objective quantitative financial performance metrics and quantitative and qualitative goals relating to key operational performance goals. • Includes a qualitative portion based on stakeholder and sustainability initiatives.
Variable, Long-Term, Performance-Based	**Annual PSU Grants**	• Fosters a long-term commitment and motivates executives to improve the long-term market performance of our stock. • Links the NEOs' decision-making with the long-term outcomes of those decisions. • Creates a meaningful retention tool and ties value ultimately realized to longer-term performance.	• Cliff vest after three years. • Vesting is dependent upon achievement of absolute and relative performance metrics established at the beginning of the three-year period. • Ultimate value of shares acquired upon vesting depends on attainment of metrics and stock price.

Compensation Decisions

Base Salary

The Compensation Committee annually reviews base salary levels for the NEOs. In December 2025, in connection with Mr. Cavanagh's promotion to co-CEO, his base salary increased to $2.75 million effective January 2026.

Annual Cash Bonus

Our short-term incentive program includes meaningful performance-based elements tied to financial goals, as well as incentives for attainment of operational goals tied to key strategic initiatives and key stakeholder and sustainability initiatives.

- The target bonus opportunity for 2025, as a percentage of salary, was 300% for Messrs. Roberts and Cavanagh, 250% for Mr. Reid, 200% for Mr. Armstrong and 150% for Ms. Khoury.
- Below are the target weightings for each element of the annual cash bonus plan for our NEOs. The maximum bonus achievable was 192.5%, based on a maximum weight of 140% for the three financial metrics plus 30% for operational performance goals and 22.5% for stakeholder and sustainability-related goals.

Financial (70%)	Operational Performance (15%)*	Stakeholder & Sustainability Initiatives (15%)*
• Adjusted EBITDA **(35%)** • Free Cash Flow **(25%)** • Revenue **(10%)**	• Alignment with Long Range Plans • Organizational Collaboration • Operational Agility	• Advancing Digital Opportunity • Company Culture • Environmental Sustainability

* *Metrics are not individually weighted and are considered collectively on a holistic basis.*

Financial Metrics and Results

Below are the performance ranges established for the financial performance metrics under the NEOs' 2025 bonus program. Achievement for each financial metric would be zero if performance is below the threshold of the metric's range, with potential payouts ranging from 14% if achievement for each financial metric is at the bottom of the range to a maximum of 140% if achievement for each is at the top of the range. See "2025 Performance Overview" above for a description of our strong financial performance in 2025.

Performance ranges were established based on meeting our enterprise-wide consolidated operating budget, which takes into account the cyclicality of working capital, capital spending plans for the upcoming year, target product rollout numbers and other relevant factors. Specifically, 2025 targets and performance ranges were set contemplating that 2025 (i) would not include broadcasts of the Summer Olympics that had occurred in 2024, which negatively impacts revenue in 2025, and (ii) would include incremental investments relating to the acquisition of new NBA media rights and the payment of related sports rights fees that were absent in 2024, which negatively impacts Adjusted EBITDA and Free Cash Flow in 2025.

	2025 PERFORMANCE RANGE[1] ($ IN BILLIONS)	2025 ACTUAL ACHIEVEMENT[2]
Adjusted EBITDA	35.761 – 41.407	32%
Free Cash Flow	13.858 – 21.195	35%
Revenue	117.062 – 135.545	10%
Total		77%

(1) Amounts reflected are on a consolidated basis and have been adjusted to reflect Sky results on a constant currency basis.

(2) Achievement percentages are interpolated between specified achievement levels and are presented based on the maximum weighted levels of achievement described in the section immediately above (i.e., achievement of the target performance for the three metrics would total 70% (Adjusted EBITDA: 35%; Free Cash Flow: 25%; and revenue: 10%)).

Operational Performance Goals and Results

The Compensation Committee established operational performance goals in February 2025 that accounted for 15% of the 2025 target annual bonus, with potential payouts ranging from 0% to 30%. The Compensation Committee determined that achievement against these goals was 18% based on both quantifiable outcomes and a holistic evaluation of the NEOs' performance, collectively and individually. Each operational goal established, and the related considerations for achievement, are described below. Certain details about the performance of our operational goals are not disclosed due to competitive concerns.

GOALS	ACHIEVEMENT CONSIDERATIONS
Alignment with Long Range Plans	In 2025, we significantly progressed our long-range strategic plans around our key growth drivers in managing our operations in what continues to be an intensely competitive environment: • Adapted our broadband go-to-market offering to compete more effectively for the long term by focusing on network, product and customer experience. • Accelerated momentum in domestic wireless and expanded our subscriber base by more than 1.5 million lines, growing revenue by 16.3% and surpassing 15% penetration of our domestic residential broadband customers. • Grew connectivity revenue by 4.2% to $46.0 billion, driven by growth in domestic wireless, international connectivity and business services connectivity. • Universal theme parks increased revenue by 14.2% and Adjusted EBITDA by 4.5%, driven by the successful opening of Epic Universe in May 2025. • Peacock paid subscribers increased 22% to 44 million and achieved a more than $700 million improvement in Peacock losses, which included the impact of new NBA rights fees.
Organizational Collaboration	Our complementary, high-performing business units continued their strong collaboration and streamlined opportunities for further growth and alignment. • Our technology teams around the world collaborated on our global Entertainment OS platform, integrated and designed for how consumers consume content. • We further aligned our businesses and teams around shared objectives, to simplify how we operate and prioritize growth across our broadband, wireless, business services, theme parks, studios and streaming businesses. For example, our teams partnered on further integrating business and marketing strategies –

GOALS	ACHIEVEMENT CONSIDERATIONS
	expanding NBCUniversal's sports and entertainment reach and leveraging our iconic IP to deepen engagement with Xfinity customers. We advanced this effort through cross-portfolio promotions tied to major events and franchises such as *Wicked*, *Jurassic*, the Olympics, the NFL and the NBA, as well as through the Xfinity membership program designed to attract new broadband and wireless subscribers. • We leveraged our assets across Connectivity & Platforms and Content & Experiences to support the launch of Epic Universe as one of the most technologically advanced theme parks.
Operational Agility	• We focused on meeting demands of our Connectivity & Platforms customers by simplifying pricing, improving transparency and enhancing customer experience in our go-to-market strategy. • We celebrated the successful grand opening of Epic Universe in May 2025, which attained strong guest satisfaction. Beyond Orlando, we continued executing against a strong pipeline of new theme park opportunities to serve more guests across the United States and the United Kingdom. • NBCUniversal's studios had a strong movie slate that included *Jurassic World Rebirth* and *Wicked: For Good*. • The NBA's return to NBCUniversal marked the start of one of the biggest stretches of live sports in our history and drew the largest audience for an NBA opening double header since 2010.

Stakeholder and Sustainability-Related Goals and Results

The Compensation Committee established stakeholder and sustainability-related goals in February 2025 that accounted for 15% of the target annual bonus, with potential payouts ranging from 0% to 22.5%. The Compensation Committee determined that achievement against these goals, which are not reduced to a specific metric or set of metrics, was 15% based on the Compensation Committee's independent and holistic evaluation of the NEOs' efforts, collectively and individually, to further progress these initiatives. Each stakeholder and sustainability goal, and the related considerations for achievement, are described below.

GOALS	ACHIEVEMENT CONSIDERATIONS
Advancing Digital Opportunity	• We continued our strong leadership in advancing digital opportunity in 2025 by extending our network to new areas where reliable, high-speed internet services had been unavailable and participating in federal, state and local programs designed to expand broadband to unserved and underserved Americans. • We expanded Internet Essentials – which has helped close the digital divide by connecting millions of Americans to affordable, fast, reliable and secure Internet at home since its launch in 2011 – to allow families to qualify based on their household income. • We launched new partnerships in urban and rural areas to expand access to free advanced technology and WiFi in community centers, continued to invest millions of dollars in community-based organizations that provide digital skills and job training for individuals at all stages of learning and supported digital navigator programs to help more people get online, secure a device and learn digital skills.
Company Culture	• We continued efforts around maintaining a workplace culture of respect and integrity that emphasizes respect for others and intolerance of harassment and discrimination and that helps grow our talent pipeline.

GOALS	ACHIEVEMENT CONSIDERATIONS
	• Our annual employee engagement survey reflected strong results in categories covering integrity and respect and overall satisfaction of working at our company.
Environmental Sustainability	• We continued to work toward our goal to be carbon neutral by 2035 for Scope 1 and 2 greenhouse gas emissions across our global operations, reducing emissions by 34% from our 2019 base year through year-end 2024. • We made meaningful progress toward our goal to double network energy efficiency within our domestic network by 2030. • We set new near-term science-based greenhouse gas reduction targets for Scopes 1, 2 and 3, which were validated by the Science-Based Targets initiative.

2025 NEO Performance

The Compensation Committee also evaluated each NEO's overall management and leadership of our company in connection with its determination of overall achievement of, and progress toward, our 2025 operational and stakeholder goals.

Brian L. Roberts	Mr. Roberts provided invaluable long-term vision and stability as he continued to lead the execution of our company's strategy worldwide, especially in light of competitive challenges. Under his leadership along with Mr. Cavanagh, we completed the successful spin-off of Versant, which we believe will better position our company to compete in the evolving media landscape. Mr. Roberts sets the tone for our businesses to execute at the highest level, to continue their strong collaboration and to further enhance the technological capabilities of our products across the Connectivity & Platforms and Content & Experiences businesses. Mr. Roberts continues to thoughtfully develop key senior leadership talent, as reflected with the promotion of Mr. Cavanagh to co-CEO in January 2026, and has continued our company's commitment to advancing digital opportunity, a culture of integrity and respect and environmental sustainability.
Michael J. Cavanagh	Mr. Cavanagh was named co-CEO of the Company, effective January 2026, as a result of his exceptional leadership. Alongside Mr. Roberts, Mr. Cavanagh led the successful execution of key decisions on critical strategic and operational initiatives across all of our businesses, including the Versant spin-off. He also provided strong leadership and strategic direction for our Connectivity & Platforms and Content & Experiences businesses. At Connectivity & Platforms, he oversaw the successful leadership succession and the acceleration of our wireless business which led to record new line additions in 2025. Content and Experiences, under his leadership, demonstrated strong execution on business and strategic initiatives such as box office successes like *Wicked: For Good*, the return of the NBA to NBCUniversal, Peacock growing revenue and mitigating its Adjusted EBITDA losses and the successful opening of Epic Universe.
Jason S. Armstrong	Mr. Armstrong provided critical leadership of our finance, accounting, tax, investor relations and treasury functions. He led our overall long-range planning process and provided critical focus on our growth initiatives. He also continued our longstanding focus on capital allocation strategies and capital spending priorities, balance sheet strength and liquidity. Under his leadership, we achieved robust free cash flow generation, maintaining a focus on cost efficiency while continuing to invest in our business priorities such as our broadband network upgrade, theme park expansion and premium content. We also returned nearly $12 billion to shareholders through a combination of dividends and our share repurchase program.

Thomas J. Reid	Mr. Reid demonstrated strong leadership of our company's global legal functions, providing expert counsel and sound judgment to our company on a wide variety of matters, including complex regulatory and compliance matters. Mr. Reid also provided valuable leadership of our government and regulatory affairs and political affairs functions as the changing political and regulatory environment affects our long-term plans in our highly regulated businesses. Under his leadership, we also undertook various initiatives in connection with the implementation of the Infrastructure Investment and Jobs Act, which provides federal subsidies for broadband deployment in unserved and underserved areas, and the enactment of the One Big Beautiful Bill Act provisions focused on corporate taxation and spectrum allocation. He leads with, and continuously reinforces, his commitment to a culture of integrity, respect and accountability across our company.
Jennifer Khoury	Ms. Khoury provided critical global communications leadership, successfully overseeing corporate marketing and brand advertising, as well as the external, internal, financial, government and digital communications functions for our company. Additionally, as we navigated a complex and highly competitive landscape, Ms. Khoury served as a key advisor to our executive leadership teams across the Connectivity & Platforms and Content & Experiences businesses. She was also instrumental in driving effective messaging for significant company initiatives that contributed to our business' achievements, including the Versant spin-off, leadership transitions, and numerous brand and product rollouts that were instrumental in supporting our growth priorities.

2025 Bonus Achievement

As a result of our strong performance during 2025, and the NEOs' performance described above, the Compensation Committee determined that bonus amounts for 2025 were as follows.

	ROBERTS	CAVANAGH	ARMSTRONG	REID	KHOURY
Total Paid (% of Target)	110%	110%	110%	110%	110%
Total Cash Bonus Paid	$8,583,175	$8,583,175	$4,577,693	$5,436,010	$2,574,952

Equity-Based Incentive Compensation

The Compensation Committee believes that the structure of our equity-based compensation program reinforces our performance culture and incents long-term shareholder value creation. Our 2025 equity compensation program for NEOs consisted entirely of PSUs, eliminating the use of stock options after considering feedback from shareholders.

The key features of our annual long-term incentive awards granted in March 2025 were:

- Three-year cumulative performance period.
- Earned PSUs will cliff-vest on the third anniversary of the date of grant, generally subject to continued employment through such date.
- PSUs are earned based on achievement of two primary performance metrics, each weighted 50%: (1) absolute ROIC and (2) relative Adjusted EPS growth compared to the S&P 100.
- Attainment of primary performance metrics is subject to a relative TSR modifier compared to the S&P 100, with no positive modifier applied if absolute TSR is negative over the performance period.
- Potential payout of up to 250% of target, which rewards for outperformance against rigorous goals and providing significant returns to our investors.

We believe that our PSU structure ties a meaningful portion of each NEO's total compensation opportunity to our long-term financial performance and closely aligns the interests of our NEOs with shareholders, with the ROIC and relative Adjusted EPS growth metrics serving as meaningful inputs to value creation and the relative TSR modifier providing an output measure of value creation. The combination of these performance metrics, together with the financial metrics (revenue, Adjusted EBITDA and Free Cash Flow), operational performance goals and the evaluation of stakeholder and sustainability initiatives under our annual cash bonus program, provide company-specific performance goals that are directly linked with our NEOs' management of our company, while also satisfying shareholder return expectations.

Performance Metrics

As described above, the PSUs granted in March 2025 under our annual long-term incentive program have two equally weighted primary performance metrics that are measured over a cumulative three-year performance period beginning January 1 in the year of grant:

- Average ROIC: measured on an absolute basis for each year during the three-year period and averaged to yield an average ROIC result for the cumulative three-year period.
- Relative Adjusted EPS Growth: compound annual growth rate measured on a relative basis at the end of the cumulative three-year performance period against the companies comprising the S&P 100 Index.

The ultimate payout of the PSUs will then be subject to a relative TSR performance modifier of +/- 25% based on the percentile ranking of our TSR over the three-year performance period relative to that of the companies comprising the S&P 100 Index ("Relative TSR Modifier"). The Relative TSR Modifier is -25% if our TSR ranking is at or below the 25th percentile. The Relative TSR Modifier is +25% if our TSR ranking is at or above the 75th percentile. The Relative TSR Modifier applies on an interpolated basis for performance between the 25th – 75th percentiles. We also apply an "absolute TSR cap" such that no positive modifier will be applied if absolute TSR is negative over the performance period (regardless of our relative TSR performance) to better align our NEOs' pay outcomes with shareholders' returns. We believe this modifier more directly links our equity compensation program to shareholder returns by rewarding our executives for sustained market outperformance, as well as regulating payouts for underperformance, even if financial metrics are achieved at or above target.

The maximum payout for the 2025 PSU awards is 250% of target (inclusive of the Relative TSR modifier), which provides additional incentive for outperformance and is in recognition of the fact that a significant portion of our NEOs' compensation is delivered in the form of at-risk PSU awards, the value of which may only be realized by our NEOs upon achievement of financial and shareholder return performance measures over a three-year period.

In determining the total value of equity-based compensation, the Compensation Committee considers, among other things, the overall performance mix of an NEO's total direct compensation and the value of awards made to other executives, as well as the value of equity-based compensation awarded to comparable NEOs at our peer companies. Target values that the Compensation Committee approved for PSUs granted in March 2025 under our annual long-term incentive program are set forth below. These values are lower than the accounting values required to be set forth in the Summary Compensation Table as a result of certain assumptions and valuation methodologies required under applicable accounting standards.

NAME	APPROVED TARGET PSUS ($)
Mr. Roberts	23,000,000
Mr. Cavanagh	20,000,000
Mr. Armstrong	9,500,000
Mr. Reid	6,850,000
Ms. Khoury	1,500,000

For more information, see "Grants of Plan-Based Awards" table below.

Promotional PSU Award

In addition to his annual PSU grant in March 2025, in December 2025, Mr. Cavanagh received a PSU award in connection with his promotion to Co-CEO on January 2, 2026. The Compensation Committee, in consultation with its independent compensation consultant, determined that Mr. Cavanagh should receive an award designed to recognize his promotion and strong leadership and further incent and align his compensation with rigorous performance targets to drive long-term shareholder value creation. The PSUs were granted on December 19, 2025, with a target value of approximately $35 million, with the number of units determined by using the 5-day volume-weighted average price of Class A common stock for the period ending December 15, 2025, which was the day before the record date for the Versant spin-off. The PSUs cliff vest in full three years after the date of grant, subject to achievement of two equally-weighted primary performance metrics: absolute ROIC (which will be measured from January 1, 2026 – December 31, 2028) and relative Adjusted EPS growth compared to the S&P 100 (which will be measured from January 1, 2027 – December 31, 2028). Attainment of these primary performance metrics will be subject to a relative TSR modifier compared to the S&P100 (measured over the vesting period), provided no positive adjustment will apply if absolute TSR is negative.

Prior PSU Award Vestings

The three-year performance period for PSUs granted to our NEOs in 2023 concluded on December 31, 2025. The performance achieved resulted in a total payout of 108% of the target number of PSUs.

PERFORMANCE METRIC	PERFORMANCE PERIOD: 2023-2025	
	Actual Achievement	Payout (% of Target)
ROIC (50%)[1]	11.1%	200%
Relative Adjusted EPS Growth (50%)	44th percentile	88%

[1] ROIC is calculated as adjusted net income plus after-tax Interest expense, divided by average invested capital (debt plus shareholders' equity, less cash and cash equivalents); as adjusted to exclude the effects of any extraordinary, unusual and/or nonrecurring items. ROIC targets for threshold achievement exceed our weighted-average cost of capital when set.

The combined PSU payout percentage based on the above levels of ROIC and Relative Adjusted EPS Growth achievement was 144%, which, after applying a Relative TSR Modifier of -25% based on a 14th percentile ranking relative to the S&P 100 Index, resulted in the 108% total payout. Details about the ROIC potential payout ranges are not disclosed due to competitive concerns, particularly in light of our continued competitive bidding for funding under the Broadband Equity, Access and Deployment (BEAD) program.

Procedures for Determining Compensation

Compensation Committee's Role, Process and Assessments

The Compensation Committee approves the nature and amount of compensation paid to, and the employment and related agreements entered into with, our executive officers, and oversees broad-based cash bonus and equity-based plans, approving guidelines for grants of awards under these plans and determining and overseeing our compensation and benefits policies generally.

In 2025, the Compensation Committee reviewed each element of our NEOs' compensation for internal consistency. It also reviewed various analyses provided by its independent compensation consultant, including assessments of the composition of our peer groups, compensation program design and market trends, as well as competitive pay and financial performance analyses. After taking all of this into account, the Compensation Committee evaluated our financial performance, as compared to our peers over time, as it related to our competitive compensation philosophy.

In addition, the Compensation Committee annually reviews the nature and mix of compensation elements, as well as compensation plan design and award terms, to ensure that our compensation program does not include inadvertent incentives for our NEOs to take inappropriate business risks by making decisions that may not be in the best interests of our shareholders.

In determining individual compensation, the Compensation Committee evaluated Mr. Roberts' performance, and Mr. Roberts discussed with the Compensation Committee the performance of our other NEOs. The Compensation Committee, among other things, assesses each NEO's responsibilities and roles with respect to corporate policy-making, management and contribution to our overall performance, both in terms of financial results and progress on key initiatives, as well as the importance of retaining the NEO. This process helps inform compensation decisions and allows our Compensation Committee to employ a holistic evaluation that may include factors both within and outside of management's control, balanced with individual and company performance and shareholder outcomes. See "Design and Structure of Our Executive Compensation Program – Compensation Decisions" above for information on NEO performance and decisions made in respect of 2025.

Role of Compensation Consultants

The Compensation Committee has directly engaged Korn Ferry as its own independent compensation consultant. Korn Ferry provides research, analysis and input as to the form and amount of executive and director compensation both to our Compensation Committee and to management. The Compensation Committee collaborated with Korn Ferry to determine and approve the parameters used to conduct the assessment work. Korn Ferry did not determine or recommend the form or amount of compensation of our NEOs for 2025.

In 2025, we paid Korn Ferry approximately $446,500 for services related to executive and director compensation and approximately $88,500 for leadership, succession, organizational strategy and talent consulting services and executive search services. As part of their job responsibilities, certain of our executive officers participate both in gathering and presenting facts related to compensation and benefits matters as requested by the Compensation Committee and in formulating and making recommendations to the Compensation Committee in these areas. These executives, together with our employees who work in the compensation area, also conduct research and consult with compensation consultants, legal counsel and other expert sources to keep abreast of developments in these areas. All decisions, however, regarding the compensation of our NEOs are made by the Compensation Committee and are reviewed by the Board, following reviews and discussions held in executive sessions. The Compensation Committee assessed Korn Ferry's work as required under SEC rules and concluded that its work for the Compensation Committee in 2025 did not raise any conflicts of interest. The Compensation Committee reached this determination by reviewing the fees paid to Korn Ferry and evaluating its work under applicable SEC and Nasdaq rules on conflicts of interest.

Use of Competitive Data

While peer group and various compensation survey analyses are considered important and valuable by the Compensation Committee, the Compensation Committee does not make any determination of, or change to, compensation in reaction to market data alone. Rather, it uses this information as one of several considerations to inform its decisions in determining compensation levels (and when to change compensation levels).

Peer Group

The Compensation Committee, advised by Korn Ferry, reviewed the criteria for selecting members of our peer groups and determined that no changes were warranted to the composition of our core peer group for 2025.

Below are the companies in our core peer group for 2025, which are the same companies considered in our core peer group for 2024:

- Alphabet Inc.
- AT&T Inc.
- Charter Communications, Inc.
- Fox Corporation
- Meta Platforms, Inc.
- Netflix, Inc.
- Paramount Skydance Corporation
- T-Mobile US, Inc.
- The Walt Disney Company
- Verizon Communications, Inc.
- Warner Bros. Discovery, Inc.

Our peer group analyses indicate that overall, our “pay at risk” practices are generally aligned with peer group practices.

- Comparisons for (i) Mr. Roberts were made to peer chief executive officers for the peer group, (ii) Mr. Cavanagh’s annual compensation were made by ordinal rank (i.e., the position in the Summary Compensation Table), and for his promotional award, to other supplemental equity grants made to incoming CEOs in the peer group, (iii) Mr. Armstrong were made to peer chief financial officers, (iv) Mr. Reid were made to peer chief legal officers, and (v) Ms. Khoury were made by ordinal rank and to top communications officers based on survey data.
- As a supplemental reference point to further inform the Compensation Committee, comparisons were made to general industry peer groups with revenues similar in size to our business as a whole and our business units.
- The Compensation Committee does not determine an NEO’s target compensation solely based on a specific reference point within our peer group; instead, it reviews our peer group analyses, as well as the other analyses discussed in “Compensation Committee’s Role, Process and Assessments,” both to validate our compensation program design and to inform its judgment in determining target compensation.

Other Compensation Policies and Considerations

Executive Stock Ownership Policy

We maintain a stock ownership policy for members of our senior management, including our NEOs, that is designed to increase our executives' ownership stake in our company and align their interests with those of our shareholders. Requisite stock ownership levels for 2025 are set forth below.

	MULTIPLE OF BASE SALARY REQUIRED	COMPLIANCE STATUS
Brian L. Roberts	10x	In compliance
Michael J. Cavanagh	5x	In compliance
Jason S. Armstrong	3x	In compliance
Thomas J. Reid	3x	In compliance
Jennifer Khoury	3x	In compliance

There is a phase-in period of six years after the year in which an executive first becomes subject to the policy (or to a higher base salary multiple) to allow the executive to meet the full stock ownership requirement. If an executive is subject to a phase-in period, we consider them to be in compliance with the policy if they meet the reduced stock ownership requirements under such phase-in. In determining compliance, the Compensation Committee may consider any noncompliance that occurs solely or primarily from a decline in the market price of our stock. If an executive is not in compliance, he or she is prohibited from selling our stock (unless a hardship exemption is granted).

Insider Trading Policies and Prohibitions on Hedging and Pledging

We have adopted insider trading policies governing the purchase, sale and other dispositions of our securities by directors, officers and employees, as well as by Comcast itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us.

Our policies prohibit our executive officers, certain other high-level employees and directors from buying or selling any of our securities during specified blackout periods, and, when outside of those blackout periods, they may only buy or sell our securities with prior approval in accordance with internal procedures. This helps ensure that our executive officers and directors will not trade in our securities at a time when they are aware of material, nonpublic information.

Our policies also prohibit our executive officers and directors from (i) using any strategies or products (including derivative securities, such as put or call options, or short-selling techniques) to hedge against potential changes in the value of our stock and (ii) holding our stock in margin accounts or pledging our stock as collateral for a loan.

No Automatic Payments in Connection with a Change in Control

We generally do not have any benefits, such as accelerated vesting of equity awards, that are "triggered" automatically as a result of a "change in control" (a "single trigger") or the occurrence of one or more specified events (a "double trigger") that may follow a change in control, such as termination of employment without cause. Instead, we believe it is in the best interests of our company for our Board and Compensation Committee, who are subject to fiduciary obligations to act in a manner they believe to be in the best interests of our company and shareholders, to retain the discretion to determine whether it is appropriate to accelerate the vesting of stock options and/or stock units or provide other benefits in connection with a particular change in control transaction.

Mr. Roberts' employment agreement provides that if his employment is terminated following a change in control, that termination will be treated as a termination without cause for the purpose of determining his benefits in those circumstances under his employment agreement. The Compensation Committee approved this provision as a fair and reasonable protection for Mr. Roberts in the event of a change in control.

Payments in Connection with a Termination of Employment

Payments to our NEOs upon a termination of employment are described under the "Potential Payments upon Termination or Change in Control" table below. These compensation arrangements are contained in each NEO's employment or other agreements and are not a factor in the Compensation Committee's determination of annual compensation elements. These arrangements were arrived at as a result of arm's-length negotiations in connection with entering into each such agreement.

Recoupment (or "Clawback") Policy

We have an incentive compensation recoupment (or "clawback") policy that was adopted in accordance with applicable SEC and Nasdaq rules. Under this policy, the Compensation Committee will seek to recover incentive compensation paid to our executive officers in the event of an accounting restatement as defined, and to the extent required, under such rules.

Award Timing

We grant annual equity incentive awards each year on a specified date determined in advance of the grant. In 2025, annual awards were granted on the first business day in March, while in 2026, annual awards were granted on the first business day in February. The value of these annual awards is approved by the Compensation Committee at a meeting prior to the grant date. Our off-cycle awards (for new hires, promotions, etc.) generally are granted in accordance with pre-established grant date schedules. During 2025, we did not grant any stock options to our NEOs.

Tax and Accounting Considerations

The Compensation Committee considers accounting and tax implications of our compensation and benefit programs, including with respect to the tax deductibility of our executive compensation. Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid by public companies to certain individuals, including our NEOs, to $1 million. In the exercise of its business judgment and in accordance with its compensation philosophy, the Compensation Committee has previously awarded, and continues to have the flexibility to award, compensation that is not tax deductible if it determines that such award is in our shareholders' best interests.

Other Considerations

The Compensation Committee is aware that Mr. Roberts is our shareholder with the greatest beneficial voting power. The Compensation Committee maintains an objective stance toward Mr. Roberts' compensation. The Compensation Committee uses the same methods, tools and processes to determine Mr. Roberts' compensation as it does for our other NEOs.

Compensation and Human Capital Committee Report

We, the members of the Compensation Committee of the Board of Directors, have reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation and Human Capital Committee

Edward D. Breen (Chair)

Thomas J. Baltimore, Jr.

Louise F. Brady

Executive Compensation Tables

Summary Compensation Table

Our NEOs for 2025 are: Mr. Brian L. Roberts, Chairman of the Board and Chief Executive Officer, Mr. Jason S. Armstrong, our Chief Financial Officer, and our next three most highly compensated executive officers as of December 31, 2025 (Mr. Michael J. Cavanagh, Mr. Thomas J. Reid and Ms. Jennifer Khoury).

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS[2] ($)	OPTION AWARDS[3] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[4] ($)	ALL OTHER COMPENSATION[5] ($)	TOTAL ($)
Brian L. Roberts	2025	2,600,962	23,473,076	—	8,583,175	491,200	35,148,413
Chairman of the Board &	2024	2,500,001	17,911,098	5,750,038	7,500,002	200,483	33,861,622
Chief Executive Officer	2023	2,500,000	15,024,591	9,200,027	8,550,000	199,049	35,473,666
Michael J. Cavanagh[1]	2025	2,600,962	60,341,115	—	8,583,175	231,392	71,756,644
President	2024	2,500,001	13,627,970	4,375,032	7,500,002	255,162	28,258,168
	2023	2,463,846	11,431,801	7,000,032	8,426,353	258,030	29,580,063
Jason S. Armstrong	2025	2,080,769	9,695,549	—	4,577,693	22,112	16,376,123
Chief Financial Officer	2024	1,996,154	6,619,338	2,125,001	4,351,616	10,000	15,102,108
	2023	1,789,615	3,266,371	2,000,033	4,528,767	10,000	11,594,786
Thomas J. Reid	2025	1,976,731	6,990,937	—	5,436,010	10,000	14,413,678
Chief Legal Officer and	2024	1,898,079	5,334,578	1,712,518	5,172,264	10,000	14,127,439
Secretary	2023	1,800,080	3,266,371	2,000,033	4,104,182	10,000	11,180,666
Jennifer Khoury	2025	1,560,577	1,530,857	—	2,574,952	10,000	5,676,386
Chief Communications Officer	2024	1,500,000	1,168,328	375,045	2,452,500	10,000	5,505,873
	2023	1,494,231	980,051	600,010	2,555,135	10,000	5,639,427

(1) Mr. Cavanagh was promoted to co-CEO effective January 2, 2026.

(2) Amounts represent the aggregate grant date fair value of PSUs granted to the NEOs in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), which do not correspond to the actual values that may be realized by the NEOs or to the values approved by the Compensation Committee. The grant date values for PSUs were calculated using a Monte Carlo simulation model, determined based on the probable outcome of the performance condition as of the grant date. The valuation assumptions for the PSUs granted in March 2025 were as follows: a term of 2.83 years, an expected volatility of 26.8%, an expected peer median volatility of 26%, a correlation of 0.46, a peer median correlation of 0.51 and an interest rate of 3.9%. The valuation assumptions for the PSUs granted in December 2025 were as follows: a term of 3.03 years, an expected volatility of 25.4%, an expected peer median volatility of 25.8%, a correlation of 0.39, a peer median correlation of 0.47 and an interest rate of 3.5%. Amounts were also discounted to consider that dividend equivalents that accrue during the vesting period are not paid out until the underlying shares vest. The following are the grant date values of PSUs granted in 2025 assuming attainment of the maximum level of

performance: Mr. Roberts ($58,682,673), Mr. Cavanagh ($51,028,389 for the March grant and $99,824,380 for the December grant), Mr. Armstrong ($24,238,872), Mr. Reid ($17,477,325) and Ms. Khoury ($3,827,142). See also "Compensation Discussion and Analysis – Design and Structure of Our Executive Compensation Program – Compensation Decisions – Equity-Based Incentive Compensation" for the target PSU values that the Compensation Committee approved for 2025, which are lower than the amounts required to be reported in this table. For information on valuation assumptions with respect to grants made before 2025, refer to the footnotes in the "Summary Compensation Table" in our definitive proxy statements filed with the SEC in 2024 and 2025. See the "Grants of Plan-Based Awards" table below for additional information on PSUs granted in 2025.

(3) Amounts represent the aggregate grant date fair value of stock options granted to the NEOs in accordance with FASB ASC Topic 718. Under SEC rules, the amounts shown exclude the impact of estimated forfeitures. For information on valuation assumptions with respect to grants made before 2025, refer to the footnotes in the "Summary Compensation Table" in our definitive proxy statements filed with the SEC in 2024 and 2025.

(4) Amounts represent annual performance-based bonuses. See the "Grants of Plan-Based Awards" table below and "Compensation Discussion and Analysis – Design and Structure of Our Executive Compensation Program – Compensation Decisions – Annual Cash Bonus" above for additional information on these bonuses and the achievement of specified metrics in 2025.

(5) Amounts for 2025 include: (a) Company contributions to our retirement-investment plan accounts in the amount of $10,000 for each NEO, (b) amounts on account of personal use of Company-provided aircraft (Mr. Roberts, $190,734 and Mr. Cavanagh, $221,392) and (c) security provided to Mr. Roberts ($290,466).

For security and business reasons, Company practices and policy strongly encourage, and in some cases may require, Mr. Roberts to use Company-provided aircraft for business and personal travel and to have additional personal and residential security. Our other NEOs also have access to Company-provided aircraft for personal travel, as it affords all of our NEOs greater security, allows travel time to be used productively and enables them to be immediately available to respond to business priorities from any location.

Our policy allows an NEO to bring guests, such as family members, on flights on Company-provided aircraft. The NEOs are required to pay us for personal use of Company-provided aircraft in amounts determined by Company policy. The NEOs are imputed income for costs related to use of Company-provided aircraft when required under Internal Revenue Code guidelines. We do not reimburse the NEOs for any taxes incurred as a result of imputed income.

The amounts reflected for each NEO on account of personal use of Company-provided aircraft indicate the extent to which the incremental cost of such use exceeds the amount paid to us by the NEO. The aggregate incremental cost for a personal flight on a charter plane is the cost of the flight as charged to us by the charter company. The aggregate incremental cost for a personal flight taken on a third party-owned plane that is serviced by us includes all variable costs attributable to that flight (including for repositioning flights), such as fuel, trip and allocable maintenance expenses and third-party lease payments. The aggregate incremental cost for a personal flight on a Company plane is based on an allocable portion of variable costs for the year, such as fuel, maintenance and other trip expenses (including for repositioning flights). These methodologies exclude fixed costs, as these costs do not change based on usage. Our NEOs and their guests have access to a Company-provided car for personal travel, but they have fully reimbursed the Company for the incremental costs associated with such use to the extent required by our policy. Our NEOs also have access to IT support services, although there is no additional incremental cost to us. While from time to time guests of our NEOs may accompany them on travel related to business events, and our NEOs and guests may receive tickets for personal use, we have been reimbursed for any incremental costs to the extent required by our policy.

For all other benefits that would otherwise be considered perquisites, our NEOs are required to fully reimburse us for such benefits in accordance with our policy.

Grants of Plan-Based Awards

The table below provides information about equity and non-equity awards granted to our NEOs in 2025 as follows: (1) the grant date for equity awards and the date the grant of such awards was approved by the Compensation Committee; (2) the estimated future payouts under non-equity incentive plan awards (columns (a), (b) and (c)); (3) the estimated future payouts under equity incentive plan awards, which consist of PSUs (columns (d), (e) and (f)); and (4) the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718 (column (g)).

			ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[(1)] ($)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[(2)]			GRANT DATE FAIR VALUE OF STOCK AWARDS[(3)]
NAME	GRANT DATE	APPROVAL DATE	THRESHOLD (a)	TARGET (b)	MAXIMUM (c)	THRESHOLD (d)	TARGET (e)	MAXIMUM (f)	($) (g)
Brian L.	—		1,092,404	7,802,886	15,020,556				
Roberts	3/3/2025	2/25/2025				119,858	639,245	1,598,112	23,473,076
Michael J.	—		1,092,404	7,802,886	15,020,556				
Cavanagh	3/3/2025	2/25/2025				104,224	555,865	1,389,662	20,411,363
	12/19/2025	12/18/2025				235,731	1,257,234	3,143,085	39,929,752
Jason S.	—		582,615	4,161,538	8,010,961				
Armstrong	3/3/2025	2/25/2025				49,507	264,040	660,100	9,695,549
Thomas J.	—		691,856	4,941,828	9,513,018				
Reid	3/3/2025	2/25/2025				35,697	190,385	475,962	6,990,937
Jennifer	—		327,721	2,340,866	4,506,166				
Khoury	3/3/2025	2/25/2025				7,816	41,690	104,225	1,530,857

(1) Represents annual performance-based bonus awards granted under our cash bonus plans. The actual amounts earned with respect to these bonuses are included in the “Summary Compensation Table” above under the “Non-Equity Incentive Plan Compensation” column.

(2) The amounts in columns (d) through (f) represent shares of Class A common stock underlying PSUs granted under our 2023 Omnibus Equity Incentive Plan. PSUs cliff vest 100% on the third anniversary of the grant date. PSUs will be earned based on achievement of two primary performance metrics over a three-year period beginning in 2025, each weighted 50%: (i) ROIC, calculated based on our ROIC for each year during the three-year performance period and averaged at the end of such period to yield an average ROIC result for the cumulative three-year period; and (ii) Relative Adjusted EPS Growth, calculated at the end of the cumulative three-year performance period (or in the case of the promotional PSU award granted to Mr. Cavanagh, two-year period) based on the percentile ranking of our Adjusted EPS compound average annual growth rate during the performance period relative to that of the companies comprising the S&P 100 Index. The actual number of PSUs earned will be based on (x) the three-year average ROIC measured against a pre-established target approved by the Compensation Committee in February 2025, with achievement level payouts ranging from 50% for threshold performance to 200% for maximum performance (with 100% as the target and linear interpolation between specified achievement levels) and (y) Relative Adjusted EPS Growth over the applicable performance period, with payouts ranging from 50% for performance at the 25th percentile to 200% for performance at or above the 75th percentile, and setting the target payout for performance at the median. For both metrics, payouts are zero for performance below the threshold.

After calculating the ROIC and Relative Adjusted EPS Growth components, the Relative TSR Modifier is applied, which is based on the percentile ranking of our TSR during such period relative to that of the companies comprising the S&P 100 Index, as modified to account for changes in the index companies such as due to merger and acquisition activity. TSR will be determined based on the average stock price of each company for the 20 trading days prior to each of the first and last day of the performance period and will be calculated assuming the reinvestment of dividends. The actual number of PSUs earned will be determined after multiplying the payout levels for the two primary performance metrics by 25% for top quartile TSR performance or (25)% for bottom quartile performance, with performance in between straight-line interpolated. If our absolute TSR over the performance period is negative, then, irrespective of our TSR percentile ranking, no positive adjustment will be made to the payouts under the ROIC and Relative Adjusted EPS Growth components. See “Compensation Discussion and Analysis – Design and Structure of Our Executive Compensation Program – Compensation Decisions – Equity-Based Incentive Compensation” above for additional information. Dividend equivalents accrue on shares underlying PSUs, although the amounts will only be paid (without interest) if and when the shares underlying PSUs vest.

(3) The amounts in this column represent the grant date fair value of PSUs computed in accordance with FASB ASC Topic 718. These amounts do not necessarily correspond to the actual value that may be realized by the NEOs. The grant date fair value of PSUs was determined as described in footnote (2) to the “Summary Compensation Table.”

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and stock awards by our NEOs as of December 31, 2025. This table includes unexercised vested and unvested options to purchase shares of Class A common stock (columns (a), (b), (c) and (d)), unvested RSUs with respect to shares of Class A common stock (columns (e) and (f)) and unvested PSUs with respect to shares of Class A common stock (columns (g) and (h)).[1] The vesting schedules for these grants are disclosed in the footnotes to this table.

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[3] (b)	OPTION EXERCISE PRICE ($) (c)	OPTION EXPIRATION DATE (d)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[4][5] (e)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (f)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4][5] (g)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (h)
Brian L. Roberts							3,735,500	107,320,915
	984,320	—	28.380	03/17/2026				
	728,569	80,957	35.580	03/16/2027				
	669,835	118,210	34.030	03/15/2028				
	569,782	142,449	38.440	03/14/2029				
	1,281,966	427,326	40.390	03/01/2030				
	740,617	185,157	51.720	02/28/2031				
	608,118	405,416	44.060	02/29/2032				
	465,180	697,771	34.790	02/28/2033				
	127,600	510,402	40.650	02/28/2034				
Michael J.							6,334,724	181,996,621
Cavanagh	736,238[2]	—	28.380	03/17/2026				
	544,627[2]	60,516	35.580	03/16/2027				
	500,944[2]	88,404	34.030	03/15/2028				
	505,848	126,462	38.440	03/14/2029				
	852,672	284,224	40.390	03/01/2030				
	551,842	137,960	51.720	02/28/2031				
	453,223	302,148	44.060	02/29/2032				
	—	4,211,896	33.220	12/29/2032				
	353,942	530,914	34.790	02/28/2033				
	97,087	388,349	40.650	02/28/2034				
Jason S.					31,194	896,204	1,302,774	37,428,697
Armstrong	73,497	—	28.380	03/17/2026				
	71,812	—	35.580	03/16/2027				
	73,497	—	34.030	03/15/2028				
	86,343	—	38.440	03/14/2029				
	65,452	16,364	51.720	02/28/2031				
	71,712	47,811	44.060	02/29/2032				
	101,126	151,693	34.790	02/28/2033				
	47,156	188,625	40.650	02/28/2034				
Thomas J.							1,032,777	29,671,683
Reid	272,220	90,740	40.390	03/01/2030				
	174,792	43,700	51.720	02/28/2031				
	143,424	95,616	44.060	02/29/2032				
	101,126	151,693	34.790	02/28/2033				
	38,002	152,012	40.650	02/28/2034				

NAME	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[3] (b)	OPTION EXERCISE PRICE ($) (c)	OPTION EXPIRATION DATE (d)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[4][5] (e)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (f)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4][5] (g)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (h)
Jennifer					9,702	278,738	243,640	6,999,777
Khoury	10,867	—	28.380	03/17/2026				
	42,350	—	35.580	03/16/2027				
	58,755	—	34.030	03/15/2028				
	60,019	—	38.440	03/14/2029				
	88,976	—	40.390	03/01/2030				
	48,097	12,027	51.720	02/28/2031				
	43,026	28,686	44.060	02/29/2032				
	30,338	45,507	34.790	02/28/2033				
	8,322	33,291	40.650	02/28/2034				

(1) The number of stock options, RSUs and PSUs shown reflects adjustments related to the Versant spin-off. The market value of stock awards reflects the closing market price of a share of our Class A common stock without the right to the Versant dividend on December 31, 2025.

(2) Mr. Cavanagh assigned to a family trust a portion of his vested stock options as follows: 441,743 shares from stock options expiring on March 17, 2026; 272,314 shares from stock options expiring on March 16, 2027; 176,804 shares from stock options expiring on March 15, 2028; and 505,848 shares from stock options expiring on March 14, 2029.

(3) The expiration date occurs one day prior to the tenth anniversary of the grant date. Stock options that expire on or prior to March 1, 2030 have the following vesting schedule: 30%, 15%, 15%, 15%, 5%, 5%, 5%, 5% and 5% on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and nine and a half anniversaries of the grant date, respectively. Stock options that expire on February 28, 2031 have the following vesting schedule: 40%, 20%, 20% and 20% on the second, third, fourth and fifth anniversaries of the grant date, respectively. Stock options that expire on or after February 29, 2032 have the following vesting schedule: 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date. The performance-based stock option granted to Mr. Cavanagh on December 30, 2022 (the "Performance Option") vests in full on February 1, 2028.

(4) Our equity awards contain provisions for continued vesting upon certain employees attaining retirement eligible status. This table does not reflect accelerated vesting resulting from the attainment of retirement eligible status. See "Potential Payments upon Termination or Change in Control" for additional information.

(5) The number of shares underlying each outstanding stock unit for the NEOs that remain subject to vesting are as follows:

GRANT DATE	BRIAN L. ROBERTS	MICHAEL J. CAVANAGH	JASON S. ARMSTRONG	THOMAS J. REID	JENNIFER KHOURY
03/01/2021			5,813 [a]		4,254 [a]
01/14/2022			16,300 [b]		
03/01/2022			9,081 [b]		5,448 [b]
03/01/2023	991,755 [c]	754,600 [c]	215,607 [c]	215,607 [c]	64,690 [c]
03/01/2024	1,060,975 [d]	807,262 [d]	392,100 [d]	315,995 [d]	69,205 [d]
03/03/2025	1,682,770 [e]	1,463,277 [e]	695,067 [e]	501,175 [e]	109,745 [e]
12/19/2025		3,309,585 [f]			

(a) The stock units granted as of the respective grant date had the following vesting schedule: 15%, 15%, 15%, 15% and 40% on the 13-month, second, third, fourth and fifth anniversaries of the grant date, respectively.

[(b)] The stock units granted as of the respective grant date had the following vesting schedule: 20% on each of the 13-month, second, third, fourth and fifth anniversaries of the grant date.

[(c)] Reflects the number of shares underlying PSUs that, as of December 31, 2025, may be achieved assuming maximum attainment of the performance condition, which would result in 250% vesting of the award. The Compensation Committee certified actual performance achievement of the PSUs on February 24, 2026 which resulted in 108% vesting of the award. The PSUs vested 100% on the three-year anniversary of the date of grant.

[(d)] Reflects the number of shares underlying PSUs that, as of December 31, 2025, may be achieved assuming maximum attainment of the performance condition, which would result in 250% vesting of the award. The Compensation Committee will certify actual performance achievement of the PSUs in early 2027. The PSUs vest 100% on the three-year anniversary of the date of grant.

[(e)] Reflects the number of shares underlying PSUs that, as of December 31, 2025, may be achieved assuming maximum attainment of the performance condition, which would result in 250% vesting of the award. The Compensation Committee will certify actual performance achievement of the PSUs in early 2028. The PSUs vest 100% on the three-year anniversary of the date of grant.

[(f)] Reflects the number of shares underlying PSUs that, as of December 31, 2025, may be achieved assuming the maximum attainment of the performance condition, which would result in 250% vesting of the award. The Compensation Committee will certify actual performance achievement of the PSUs in early 2029. The PSUs vest 100% on December 31, 2028.

Option Exercises and Stock Vested

The following table provides information, for each of our NEOs, on the number of options exercised and the value realized upon such exercise, and the number of shares of Class A common stock resulting from the vesting of stock awards and the value realized before payment of any applicable withholding tax during 2025.

	OPTION AWARDS		STOCK AWARDS	
NAME	**NUMBER OF SHARES ACQUIRED ON EXERCISE**	**VALUE REALIZED ON EXERCISE ($)**	**NUMBER OF SHARES ACQUIRED ON VESTING**	**VALUE REALIZED ON VESTING ($)**
Brian L. Roberts	907,600	5,472,828	516,756 [(1)]	18,541,205
Michael J. Cavanagh	—	—	375,127 [(1)]	13,459,557
Jason S. Armstrong	—	—	23,626	835,794
Thomas J. Reid	—	—	113,638	4,077,331
Jennifer Khoury	—	—	24,750	868,050

[(1)] Mr. Roberts deferred the receipt of shares relating to 355,884 PSUs that vested on March 1, 2025 and 118,238 PSUs that vested on March 2, 2025, and Mr. Cavanagh deferred the receipt of shares relating to 260,819 PSUs that vested on March 1, 2025. The value of the stock units realized on vesting is based on the value of a share of Class A common stock on the vesting date, regardless of whether the receipt of the underlying shares had been deferred. The actual value of the stock units realized upon settlement may be different than the value reflected in this table. The value realized on vesting also is reflected in the “Executive Contributions in Last FY” column of the “Nonqualified Deferred Compensation in and as of Fiscal Year-End” table immediately below.

Nonqualified Deferred Compensation in and as of Fiscal Year-End

The table below provides information on the nonqualified deferred compensation of our NEOs in and as of the end of 2025.[1]

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY[2] ($)	AGGREGATE EARNINGS IN LAST FY ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE[2] ($)
Brian L. Roberts	17,011,497 [1]	6,108,352	—	168,177,085
Michael J. Cavanagh	9,358,186 [1]	(1,909,423)	(5,150,700)	43,321,897
Jason S. Armstrong	—	1,699,617	—	14,379,332
Thomas J. Reid	—	(319,243)	(501,478)	1,523,145
Jennifer Khoury	—	437,667	—	4,306,525

(1) Amounts in this table have been deferred under our deferred compensation plans, except for deferrals of stock units with respect to shares of Class A common stock under our restricted stock plan. Eligible employees and directors may participate in these plans. Amounts credited to an NEO's account are invested notionally in a third-party mutual or exchange fund or our company's common stock fund.

Under our applicable benefit plans, eligible employees may defer the receipt of shares that may, subject to an award of stock units, vest in the future. Upon vesting, deferred stock units are invested in our company stock fund. An employee who has elected to defer stock units may also make a "diversification election" of the shares subject to such stock units to have the value of such stock units transferred to our deferred compensation plans. Pursuant to these plans, (i) Mr. Roberts deferred the settlement of 355,884 PSUs that vested on March 1, 2025 and 118,238 PSUs that vested on March 2, 2025 and (ii) Mr. Cavanagh deferred the settlement of 260,819 PSUs that vested on March 1, 2025.

The amounts shown in the "Executive Contributions in Last FY" column reflect the aggregate value of (i) stock units that were deferred in 2025 as of their respective vesting dates and (ii) amounts deemed invested in third-party mutual or exchange funds under our deferred compensation plans; the amounts shown in the "Aggregate Earnings in Last FY" column reflect the value of any aggregate gain or loss in 2025. During 2025, (i) the annual rates of return under the third-party mutual or exchange funds were as follows: 33.0%, 32.8%, 32.4%, 17.9%, 17.9%, 14.9%, 6.1% and 4.2%, and (ii) the annual rate of return under our company stock fund was -17.4%. No amounts represent interest earned in excess of 120% of the long-term applicable federal rate.

(2) These amounts (other than amounts related to deferrals of stock units) are reported as compensation in the "Summary Compensation Table" above under the columns "Salary" and "Non-Equity Incentive Plan Compensation." All amounts contributed in prior years under our deferred compensation plans have been reported in the Summary Compensation Table in previously filed proxy statements in the year earned to the extent an individual was an NEO for purposes of the SEC's executive compensation disclosure. The grant date fair value of stock units that are deferred has been reported in the year granted in the Summary Compensation Table in previously filed proxy statements, to the extent an individual was an NEO for purposes of the SEC's executive compensation disclosure. Fiscal year-end balances for each fund include net transfers between funds that occurred during the year.

Agreements with Our Named Executive Officers

Each of our active NEOs has an employment agreement with us. Mr. Roberts' agreement was effective as of August 1, 2017 and provides for an initial term of employment through July 31, 2020, which term will be extended automatically by one additional day for each day that elapses after August 1, 2017 (so that the term of the agreement will always be three years), unless otherwise terminated by either party in accordance with the employment agreement. Mr. Cavanagh's agreement was entered into as of January 1, 2026 and secures his employment through January 1, 2029. Mr. Armstrong's agreement was entered into as of January 6, 2023 and secures his employment through December 31, 2027. Mr. Reid's employment agreement was entered into as of January 1, 2024 and secures his employment through December 31, 2028. Ms. Khoury's agreement was entered into as of January 1, 2023 and secures her employment through December 31, 2027.

Each of the employment agreements provides for a base salary either as specified in the agreement or otherwise then in effect. An NEO's salary may not be reduced, except under an overall plan to reduce their salary on a basis consistent with other senior executives at their respective levels. The NEOs also are eligible to receive an annual performance bonus, payable in cash, of a percentage of their respective base salaries for the applicable year. The current target bonus opportunities for Messrs. Roberts and Cavanagh are 300%, for Mr. Reid 250%, for Mr. Armstrong 200% and for Ms. Khoury 150%, in each case of their respective base salaries. Our NEOs are also entitled to receive certain severance benefits under their respective agreements in the event of a qualifying termination of employment as described under the "Potential Payments upon Termination or Change in Control" table below.

Under the agreements, each NEO has agreed not to compete with us during their employment and, in the event their employment terminates other than by us without cause or by them with good reason, for one year after termination of their employment.

Each of our NEOs has agreed not to solicit our employees or customers for one year after termination of their employment and is subject to confidentiality covenants. Each has agreed to maintain the confidentiality of our information and not to use such information, except for our benefit, at all times during and after their employment with us.

Potential Payments upon Termination or Change in Control

The table below describes the payments and benefits to which each of our active NEOs would have been entitled (i) had their employment terminated on December 31, 2025 (a) by us without cause or by them with good reason, (b) because of their death, (c) due to their disability or (d) upon their retirement; or (ii) upon a change in control. In addition to the specific payments and benefits described below for each NEO, our NEOs also would have been entitled to receive any benefits due under the terms of our benefit plans and programs, including our deferred compensation plans described in further detail in the "Nonqualified Deferred Compensation in and as of Fiscal Year-End" table above. All amounts are estimates only, and actual amounts will vary depending upon the facts and circumstances applicable at the time of the triggering event.

NAME	BASE SALARY CONTINUATION ($)	ANNUAL CASH BONUS CONTINUATION ($)	ACCRUED ANNUAL CASH BONUS ($)	ACCELERATION/ CONTINUED VESTING & EXERCISABILITY OF UNVESTED STOCK OPTIONS[1] ($)	ACCELERATION/ CONTINUED VESTING OF UNVESTED STOCK UNITS[1] ($)	HEALTH BENEFIT CONTINUATION ($)	TOTAL ($)
Brian L. Roberts							
Without Cause/ With Good Reason[2]	7,875,000	23,625,000	7,802,886	—	42,414,807	37,958	81,755,650
Death[3]	—	—	7,802,886	—	42,414,807	189,788	50,407,481
Disability[4]	7,875,000	23,625,000	7,802,886	—	42,414,807	—	81,717,693
Retirement[5]	—	—	—	—	42,414,807	—	42,414,807
Change in Control[6]	—	—	—	—	—	—	—
Michael J. Cavanagh							
Without Cause/ With Good Reason[7]	5,250,000	7,875,000	7,802,886	—	33,620,601	24,947	54,573,434
Death/Disability[8]	656,250	—	7,802,886	—	71,927,714	—	80,386,850
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—
Jason S. Armstrong							
Without Cause/ With Good Reason[7]	4,200,000	4,200,000	4,161,538	—	2,973,368	24,947	15,559,852
Death/Disability[8]	525,000	—	4,161,538	—	15,677,873	—	20,364,411
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—

NAME	BASE SALARY CONTINUATION ($)	ANNUAL CASH BONUS CONTINUATION ($)	ACCRUED ANNUAL CASH BONUS ($)	ACCELERATION/ CONTINUED VESTING & EXERCISABILITY OF UNVESTED STOCK OPTIONS[1] ($)	ACCELERATION/ CONTINUED VESTING OF UNVESTED STOCK UNITS[1] ($)	HEALTH BENEFIT CONTINUATION ($)	TOTAL ($)
Thomas J. Reid							
Without Cause/ With Good Reason[7]	3,990,000	4,987,500	4,941,828	—	2,448,140	19,318	16,386,786
Death/Disability[8]	498,750	—	4,941,828	—	11,726,744	—	17,167,321
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—
Jennifer Khoury							
Without Cause/ With Good Reason[7]	3,150,000	2,362,500	2,340,866	—	932,628	24,947	8,810,940
Death/Disability[8]	393,750	—	2,340,866	—	3,041,875		5,776,491
Retirement[5]	—	—	—	—	—	—	—
Change in Control[6]	—	—	—	—	—	—	—

(1) Based on the closing market price of a share of our Class A common stock as of December 31, 2025 ($29.89), minus, in the case of stock options, the exercise price. PSUs and the Performance Option granted to Mr. Cavanagh are based on the target vesting.

(2) Mr. Roberts' termination without cause or with good reason would entitle him to (i) payment of his base salary on a monthly basis for three years after the termination date, (ii) payment of his annual cash bonus (appropriately prorated for partial calendar years), assuming full (i.e., 100%) achievement of performance goals, on an annual basis for three years and (iii) vesting of his unvested stock options and stock units in accordance with their terms as if his employment had continued. Mr. Roberts' receipt of the payments and benefits is subject to his execution of our standard agreement containing certain mutual releases. Mr. Roberts is also entitled to receive a prorated annual cash bonus for the year of his termination, assuming full (i.e., 100%) achievement of the performance goals, and to continued health and welfare benefits for three years after the termination date.

(3) Upon Mr. Roberts' death, his unvested stock options and stock units will vest in full and his options will remain exercisable for the remainder of their terms. His spouse or his or her estate will receive payment of his annual cash bonus, prorated to reflect the number of days he was employed during the year of his death (assuming full (i.e., 100%) achievement of the performance goals), and his spouse will receive health and welfare benefits during her lifetime.

(4) If Mr. Roberts' employment is terminated by reason of his disability, we must continue to pay his base salary on a monthly basis for three years, his annual cash bonus (appropriately prorated for partial calendar years), assuming full (i.e., 100%) achievement of performance goals, on an annual basis for three years, and his unvested stock options and stock units will vest in full and his options will remain exercisable for the remainder of their term. In the event of Mr. Roberts' death prior to the end of such three-year period, no remaining payments will be made. Mr. Roberts is also entitled to receive a prorated annual cash bonus for the year of his termination, assuming full (i.e., 100%) achievement of the performance goals.

(5) Certain senior executives, including our NEOs, are entitled to continued vesting on retirement. For stock options granted before 2021 to Messrs. Roberts, Cavanagh and Reid, and before 2023 to Mr. Armstrong and Ms. Khoury, NEOs who reach the age of 62 are entitled to the continued vesting and exercisability of options following termination for (a) 36 and 39 months, respectively, with 10 years of service, (b) 60 and 63 months, respectively, with 15 years of service and (c) 114 and 117 months, respectively, with 20 years of service, provided that no option will be exercisable after the 10th anniversary of the date of grant. For stock units granted before 2023 to Mr. Armstrong and Ms. Khoury, NEOs who reach the age of 62 are entitled to the continued vesting of stock units following termination for (x) 36 months with 10 years of service, (y) 48 months with 15 years of service and (z) 60 months with 20 years of service. For stock option and stock unit awards granted in 2021 and subsequent years to Messrs. Roberts, Cavanagh and Reid and in 2023 and subsequent years to Mr. Armstrong and Ms. Khoury, NEOs qualify for continued vesting on retirement when the sum of the NEO's age and completed years of service equals or exceeds 70 (provided that the NEO has reached age 62 and completed 5 years of service).

(6) None of our NEOs' employment agreements provides for the automatic accelerated vesting of equity awards in connection with a change in control (a "single trigger"), and none of our NEOs' employment agreements, other than Mr. Roberts', provides for the automatic accelerated vesting of equity awards upon the occurrence of one or more specified events that may follow a change in control, such as a termination of employment (a "double trigger"). Under Mr. Roberts' employment agreement, if we were to terminate Mr. Roberts' employment following a change in control transaction, it would be treated

as a termination without cause and he would be entitled to the same amounts set forth in the "Without Cause/With Good Reason" category, as described in footnote (2) to this table.

(7) If we terminate such executive's employment without cause or the executive terminates with good reason, they will receive their then-current base salary for a period of 24 months, and they are entitled to receive continued health benefits for a period of 18 months. If the executive becomes reemployed, these payments will be reduced by the amount of any compensation earned or received by the executive in respect of such period and we will stop providing health and welfare benefits. Such executive will receive the full (non-prorated) amount of the current year's annual cash bonus (based on actual company performance and assuming full (i.e., 100%) achievement of personal performance goals) and the following year's target annual cash bonus (prorated for time employed during the year of termination, based on actual company performance and assuming full (i.e., 100%) achievement of personal performance goals). Stock options and stock units will continue to vest in accordance with their respective terms for 12 months following termination, and vested stock options will remain exercisable for a period equal to the lesser of 15 months or the end of the stock options' term. Mr. Roberts, who is over the age of 62, is entitled to receive retirement-related compensation as set forth in footnote (5) to this table. The executives' receipt of the payments and benefits described above are subject to execution of our standard agreement containing certain mutual releases.

(8) If such executive's employment terminates due to his or her death or disability, the executive or his or her estate will receive three months of base salary and payment of annual cash bonus, prorated for time employed during the year of such termination (assuming full achievement of performance goals), and stock options and stock units will fully vest, with stock options remaining exercisable for the remainder of their terms.

Equity Compensation Plan Information

The following table summarizes our equity plan information as of December 31, 2025.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1] (a)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2] ($) (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS EXCLUDING SECURITIES REFLECTED IN COLUMN (A)[3] (c)
Equity compensation plans approved by security holders	290,792,855	42.15	298,774,577
Equity compensation plans not approved by security holders	—		—
Total	290,792,855		298,774,577

(1) Includes shares of Class A common stock under the following plans: Comcast Corporation 2003 Stock Option Plan, Comcast Corporation 2002 Restricted Stock Plan (under which RSUs and PSUs have been granted), 2023 Omnibus Equity Incentive Plan ("2023 Omnibus Plan"), Comcast Corporation 2002 Employee Stock Purchase Plan ("2002 ESPP"), Comcast-NBCUniversal 2011 Employee Stock Purchase Plan ("2011 ESPP") and Comcast Corporation 2019 Omnibus Sharesave Plan ("Sharesave Plan"), and reflects adjustment of outstanding awards as a result of the spin-off of Versant. Also includes our 2002 and 2005 Deferred Compensation Plans (under which shares of Class A common stock have been credited to participants' accounts). After the 2023 Omnibus Plan was approved by shareholders at our 2023 annual meeting, the 2003 Stock Option Plan and 2002 Restricted Stock Plan were frozen and no new awards were granted under such plans.

(2) The weighted-average exercise price reflects stock options under our 2003 Stock Option Plan and the 2023 Omnibus Plan.

(3) The number of shares available for issuance includes the following number of shares of Class A common stock and reflects adjustment of available share pools as a result of the spin-off of Versant: 188,574,542 shares available for issuance under the 2023 Omnibus Plan; 4,601,161 shares available for issuance under the Sharesave Plan; 92,800,157 shares available for issuance under the 2002 ESPP; and 12,798,717 shares available for issuance under the 2011 ESPP.

CEO Pay Ratio

We are required under SEC rules to provide a pay ratio comparing Mr. Roberts' 2025 compensation to our median employee's 2025 compensation (excluding Mr. Roberts). To identify the median employee, we engaged an unaffiliated third-party advisory services firm to conduct a statistical sampling of approximately 197,828 full-time, part-time, seasonal and temporary employees as of December 31, 2025 (which included approximately 64,083 non-U.S. employees) based on comparisons of base wages.

All of our part-time, seasonal and temporary employees as of December 31, 2025, including in our theme park and entertainment production businesses, were required to be taken into account for purposes of identifying our median employee under SEC rules. SEC rules do not permit us to annualize the compensation paid to these workers as if they were full-time employees, which has the effect of reducing the level of our median employee's total compensation relative to what it would have been had the rules permitted us to annualize compensation across our entire workforce or to use only full-time U.S. employees. As a result, the impact of this rule may be different for us than some companies in our peer groups given the composition of our workforce across our uniquely diversified company, and year-over-year comparisons may not be meaningful. We believe putting into context how our median employee was identified highlights why that employee's compensation and the resulting pay ratio, and year-over-year changes thereto, should not be compared on an "apples-to-apples" basis.

We have estimated that our pay ratio for 2025 is 381 to 1, calculated by dividing Mr. Roberts' 2025 total compensation set forth in the Summary Compensation Table, adjusted as described below, by $92,390, which represents the annual total compensation of our median employee. Our median employee's annual total compensation was determined using the same methodology we used to determine the annual total compensation of our NEOs, which, along with Mr. Roberts' compensation, was then adjusted to include the cost to Comcast of specified employee benefits provided on a non-discriminatory basis.

As permitted under SEC rules, we adjusted our total employee population for purposes of identifying our median employee by excluding approximately 4.2% of our employee population as follows (all amounts are approximate): 7,340 in India; 643 in Ireland; 244 in Mexico; 86 in Canada; and 54 in Brazil.

Pay Versus Performance

The table below provides information on the compensation for our CEO and the average compensation for our other NEOs, both as reported in the Summary Compensation Table and with certain adjustments to reflect the compensation "actually paid" to such individuals, as defined under SEC rules, for each of 2025, 2024, 2023, 2022 and 2021. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group, Net Income and Adjusted EBITDA.

					VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:			
YEAR (a)	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] ($) (b)	COMPENSATION ACTUALLY PAID TO PEO[2] ($) (c)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[1] ($) (d)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[2] ($) (e)	TOTAL SHAREHOLDER RETURN[3][5] ($) (f)	PEER GROUP TOTAL SHAREHOLDER RETURN[3][5] ($) (g)	NET INCOME ($ IN BILLIONS)[4][5] (h)	ADJUSTED EBITDA* ($ IN BILLIONS)[5][6] (i)
2025	35,148,413	13,692,402	27,055,708	18,130,063	65.57	96.29	19.7	37.4
2024	33,861,622	(1,594,783)	15,748,397	3,810,943	79.33	92.14	15.9	38.1
2023	35,473,666	71,202,103	14,498,736	27,073,830	89.99	77.65	15.1	37.6
2022	32,069,850	(4,091,854)	24,672,250	10,501,980	69.73	70.97	4.9	36.5
2021	33,978,581	31,854,876	21,905,224	20,790,358	97.78	91.76	13.8	34.7

* Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

(1) Compensation for our PEO, Mr. Roberts, reflects the amounts reported in the "Summary Compensation Table" for the respective years. Average compensation for non-PEO NEOs in 2023 through 2025 is for Messrs. Cavanagh, Armstrong, Reid and Ms. Khoury, and in 2022 and 2021 is for Messrs. Cavanagh, Jeffrey Shell and David N. Watson and Ms. Dana Strong.

(2) Compensation "actually paid" for the PEO and average compensation "actually paid" for our non-PEO NEOs in 2025, 2024, 2023, 2022 and 2021 reflects the respective amounts set forth in columns (b) and (d) in the above table,

adjusted in the table below, as determined in accordance with SEC rules. For awards that remain unvested or unexercised as of the end of the year, the ultimate value that will be realized upon vesting or upon exercise may be more or less than the current fair value below. See the "Option Exercises and Stock Vested" table on page 48 for the value of any such amounts received in 2025.

	LESS STOCK/ OPTION AWARD VALUE REPORTED IN SUMMARY COMPENSATIO N TABLE FOR THE COVERED YEAR ($)	*PLUS* FAIR VALUE FOR UNVESTED AWARDS GRANTED IN THE COVERED YEAR ($)	CHANGE IN FAIR VALUE OF OUTSTANDING UNVESTED AWARDS FROM PRIOR YEARS ($)	CHANGE IN FAIR VALUE OF AWARDS FROM PRIOR YEARS THAT VESTED IN THE COVERED YEAR ($)	*LESS* FAIR VALUE OF AWARDS FORFEITED DURING THE COVERED YEAR ($)	NET ADJUSTMENT ($)
PEO 2025	(23,473,076)	17,547,275	(14,451,031)	(1,079,179)	—	(21,456,011)
PEO 2024	(23,661,136)	20,370,845	(31,470,573)	(695,540)	—	(35,456,405)
PEO 2023	(24,224,618)	42,115,795	18,326,999	(489,739)	—	35,728,437
PEO 2022	(21,863,723)	22,285,379	(31,633,629)	(4,949,732)	—	(36,161,704)
PEO 2021	(21,988,022)	21,524,528	(5,141,104)	3,480,893	—	(2,123,705)
Non-PEO NEOs 2025	(19,639,615)	17,295,943	(6,307,148)	(274,825)	—	(8,925,645)
Non-PEO NEOs 2024	(8,834,453)	7,605,951	(10,468,514)	(240,438)	—	(11,937,454)
Non-PEO NEOs 2023	(7,636,176)	13,275,920	6,995,673	(60,324)	—	12,575,094
Non-PEO NEOs 2022	(15,386,069)	15,604,969	(12,701,844)	(1,687,326)	—	(14,170,270)
Non-PEO NEOs 2021	(10,410,915)	10,191,675	(1,844,037)	948,410	—	(1,114,866)

Fair values are calculated in accordance with FASB ASC Topic 718 as of the end of the respective fiscal year, other than awards that vest in the covered year, which are valued as of the applicable vesting dates. Stock option fair values were calculated using the Black-Scholes option pricing model, determined based on the same methodology as used to determine grant date fair values but using the common stock closing price on the applicable revaluation date, and in all cases based on volatility, term to exercise, dividend yields and interest rates determined as of the revaluation date. For PSUs, fair values were calculated using a Monte Carlo simulation model, determined based on the probable outcome of the performance condition as of the applicable year-end revaluation date(s).

No awards were granted and vested within the same year in any period covered by the table above, and no dividends, dividend equivalents or other earnings are paid on equity awards prior to their vesting dates.

(3) TSR is cumulative for the measurement period beginning on December 31, 2020 and ending on December 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The composition of the peer group (the "TSR Peer Group") is the "Peer Group Index" set forth in the Stock Performance Graph of our Annual Report on Form 10-K for the year ended December 31, 2025.

(4) Reflects "Net Income" in our Consolidated Statement of Income included in our Annual Reports on Form 10-K for each of the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

(5) The following table describes the relationship between company financial performance measures included in the Pay Versus Performance Table and the compensation "actually paid" to our NEOs, as reported in that table for the covered period, and the relationship between our cumulative TSR and the cumulative TSR of the TSR Peer Group over the covered period.

PERFORMANCE MEASURE	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2024-25 YOY CHANGE	2023-24 YOY CHANGE	2022-23 YOY CHANGE	2021-22 YOY CHANGE
Compensation "Actually Paid" to PEO	13,692,402	(1,594,783)	71,202,103	(4,091,854)	31,854,876	959%	(102%)	1,840%**	(113)%
Average Compensation "Actually Paid" to non-PEOs	18,130,063	3,810,943	27,073,830	10,501,980	20,790,358	376%	(86%)	158%	(49)%
Adjusted EBITDA* (in billions)	37.4	38.1	37.6	36.5	34.7	(2)%	1%	3%	5%
Net Income (in billions)	19.7	15.9	15.1	4.9	13.8	24%	5%	208%	(64)%
Company's Cumulative TSR	65.57	79.33	89.99	69.73	97.78	(17%)	(12%)	29%	(29)%
Peer Group Cumulative TSR	96.29	92.14	77.65	70.97	91.76	4%	19%	9%	(23)%

* Reconciliations of non-GAAP financial metrics to GAAP are set forth in Appendix A.

** Percentage change is not meaningful because it compares a negative amount against a positive amount.

For a discussion of the impact of Adjusted EBITDA on the amounts of the 2025 annual cash bonus received by our NEOs, please refer to “Compensation Discussion and Analysis – Design and Structure of Our Executive Compensation Program – Compensation Decisions – Annual Cash Bonus” above on page 31 (and with respect to 2021, 2022, 2023 and 2024, please refer to pages 35-39 of our 2022 proxy statement, pages 44-47 of our 2023 proxy statement, pages 31-34 of our 2024 proxy statement and pages 31-34 of our 2025 proxy statement for similar discussions).

Net Income is not used in the design of our executive compensation program. As a result, it does not directly impact the amount of compensation “actually paid” to our NEOs.

TSR, which can be affected by external factors such as economic and market conditions beyond our NEOs’ control, impacts the amount of equity compensation “actually paid” to our NEOs. Because a significant portion of the compensation “actually paid” to our NEOs is in the form of PSUs that vest over three years, and stock options that vest over five years (in the case of stock options granted between 2021 and 2024) and 9.5 years (in the case of stock options granted between 2012-2020), the ultimate value of such compensation “actually paid” to our NEOs in respect of equity awards is inherently tied to our stock price. TSR is also used as a modifier to the level of attainment of the performance goals applicable to the PSUs granted to our NEOs in 2021 and subsequent years, as further described in “Compensation Discussion and Analysis – Design and Structure of Our Executive Compensation Program – Compensation Decisions – Equity-Based Incentive Compensation.”

(6) The following table sets forth an unranked list of the financial performance measures “most important” in 2025 for linking our NEOs’ compensation “actually paid” to company performance, which are the financial measures used in our annual cash bonus and long-term incentive program, as specifically listed below.

Performance Measure
Adjusted EBITDA
Free Cash Flow
Revenue
ROIC
Adjusted EPS growth (relative to S&P 100 EPS)

These financial quantitative measures generally reflect those used internally to measure our performance and externally to report to investors, and we believe that, taken together, they provide a holistic measure of company growth, shareholder value and overall financial performance. We do not consider any one of the above performance measures to be the single most important financial measure for our company or executive compensation design. However, for purposes of compiling the above table in compliance with the SEC rules, which require us to present one of these most important measures, we are presenting Adjusted EBITDA. For more detail on these measures and why we believe that they are important in structuring our incentive compensation programs and linking pay with performance, please see the discussion under “Our Approach to Compensation” on page 30.

Shareholder Proposal

We received the following shareholder proposal. To be voted upon at our 2026 annual meeting of shareholders, the proponent, or a representative of the proponent qualified under Pennsylvania law, must be present at the meeting to present the proposal. We provide the name of the proponent below and will promptly supply the address and number of shares of our Class A common stock or, if not available, the market value of our Class A common stock held by the proponent, upon oral or written request to the Secretary.

In November 2025, the Staff of the SEC’s Division of Corporation Finance announced that they would not respond to most requests for exclusion of shareholder proposals under SEC Rule 14a-8. Following that announcement, and based on our review of the applicable law and SEC rules, we determined we had a reasonable basis to exclude a proposal that substantially duplicated, and was received after, the proposal included below.

All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. Other than adding a brief title, we have included the text of the proposal and the shareholder’s supporting statement. Following the proposal, we explain why our Board recommends a vote **AGAINST** it.

Proposal 4:

Shareholder Proposal to Adopt Policy to Have an Independent Chair

Our Board unanimously recommends that shareholders vote **"AGAINST"** this shareholder proposal.

The following proposal and supporting statement were submitted by the National Legal and Policy Center.

Supporting Statement

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors of Comcast Corporation ("Company") adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman of the Board ("Chair") and the office of the Chief Executive Officer ("CEO") as follows:

Selection of the Board Chair: The Board requires the separation of the offices of the Chair and the CEO.

Whenever possible, the Chair shall be an Independent Director.

The Board may select a temporary Chair who is not an Independent Director to serve while the Board seeks an independent Chair.

The Chair should not be a former CEO of the company.

Selection of the Chair shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

Through December 2025 the Company's CEO was also Board Chair, and he was scheduled to continue as co-CEO beginning in January 2026 while remaining Board Chair.(1) These roles — each with separate, different responsibilities that are critical to the health of a successful corporation — are greatly diminished when held by a singular company official, weakening its governance structure.

Expert perspectives substantiate our position:

- According to the 2024 Spencer Stuart Board Index survey, 60 percent of S&P 500 companies had separate CEOs and Board Chairs as of 2024, up from 47 percent in 2014. Meanwhile, 39% of companies had an independent chair as of 2024, up from 28% in 2014.(2)
- Proxy adviser Institutional Shareholder Services contends that "the chair of the board should ideally be an independent director," and generally encourages investors to vote for "shareholder proposals requiring that the board chair position be filled by an independent director."(3)
- Proxy adviser Glass Lewis wrote in 2024, "it can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board."(4)

- According to the CFA Institute Research and Policy Center, "Combining [Chair and CEO] positions may give undue influence to executive board members and impair the ability and willingness of board members to exercise their independent judgment... Many jurisdictions consider the separation of the Chair and CEO positions a best practice because it ensures that the board agenda is set by an independent voice uninfluenced by the CEO."[5]
- Search firm Calibre One argues that "governance best practices increasingly recommend separating the roles of CEO from the Chair of the Board, especially in times of leadership transition or strategic inflection... When one executive holds both titles, it can lead to ambiguity in oversight responsibilities. By contrast, separating the roles introduces a clearer distinction."[6]

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(1) *https://www.cmcsa.com/news-releases/news-release-details/comcast-corporations-mike-cavanagh-join-brian-roberts-co-chief*
(2) *https://www.spencerstuart.com/-/media/2024/09/ssbi2024/2024_us_spencer_stuart_board_index.pdf*
(3) *https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf*
(4) *https://resources.glasslewis.com/hubfs/2024%20Guidelines/2024%20US%20Benchmark%20Policy%20Guidelines.pdf*
(5) *https://rpc.cfainstitute.org/-/rnedia/documents/article/position-paper/corporate-govemance-of-listed-companies-3rd-edition.pdf*
(6) *https://www.calibreone.com/a-thoughtful-look-at-ceo-chair-separation-what-boards-should-consider-in-2025/*

Company Response to Shareholder Proposal

Our Board unanimously recommends AGAINST this proposal for the following reasons:

- Our Board believes that shareholders are best served by maintaining the Board's flexibility to separate or combine the offices of Chairman and CEO depending upon the best interests of our company at a given point in time rather than adopting an inflexible policy that could effectively constrain directors in exercising their fiduciary duties.
- Our Board believes that we and our shareholders are best served today by having Mr. Roberts serve as Chairman and co-CEO – working together with a strong Lead Independent Director, who is appointed annually by the independent directors of the Board and empowered with robust duties such as the authority to review and approve agendas, materials and schedules for Board meetings.
- Board independence and oversight of management are effectively maintained, and management plans are critically reviewed, through our existing governance structure and policies.

Consistent with its fiduciary duties, our Board believes that our shareholders are best served by maintaining the flexibility for the Board to separate or combine the offices of Chairman and CEO depending upon the best interests of our company at a given point in time. To that end, our Governance Committee and Board regularly review our Board leadership structure to ensure that the most appropriate structure is in place considering a variety of factors. As such, our Board does not believe that the inflexible policy requested by the proposal would in any way enhance its independence or performance and, to the contrary, believes that adopting such a policy could effectively constrain directors in exercising their fiduciary duties.

Currently, our Board believes that we and our shareholders are best served by having Mr. Roberts serve as Chairman and co-CEO, working together with a strong Lead Independent Director. Mr. Roberts serves as an effective bridge between the Board and management and – together with Mr. Cavanagh, who was

elevated to co-CEO in January 2026 – provides critical leadership for carrying out our strategic initiatives and confronting our challenges.

Board independence and oversight of management are effectively maintained, and management plans are critically reviewed, as a result of the following:

- Nine of 11 director nominees are independent.
- All Board-level committees – Audit, Compensation and Governance – are chaired by and composed entirely of independent directors.
- Our Lead Independent Director, currently Mr. Breen, is appointed annually by the independent directors of the Board after being recommended by the Governance Committee. Among other things, our Lead Independent Director:
  - Presides at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors that are held at almost all regularly scheduled Board meetings.
  - Facilitates communication between the Chairman and the independent directors and encourages director participation by fostering an environment of open dialogue and constructive feedback.
  - Communicates periodically as necessary between Board meetings and executive sessions with our independent directors and with management on topics of importance to our independent directors.
  - Is authorized to schedule meetings of the independent directors, including executive sessions of the independent directors.
  - Has authority to review and approve agendas, materials and schedules for Board meetings, which may include matters relating to significant risks to our company.
  - With the Compensation Committee, organizes the annual Board evaluation of the performance of our senior management.
  - With the Governance Committee, reviews and approves the process for the annual self-assessment of our Board and its committees.
  - Represents independent directors in communications with external constituencies, including significant shareholders, as appropriate.
- Our Board and its Committees collectively exercise an appropriate level of risk oversight of our company, as described on page 20.

In response to feedback as to the duties of our Lead Independent Director, our Board further reinforced the strength of the Lead Independent Director position by confirming in our corporate governance guidelines that the Lead Independent Director (i) is appointed annually solely by the independent directors of the Board, and (ii) has the authority to review and approve agendas, materials and schedules for Board meetings.

Having an independent Chairman and separating the roles of Chairman and CEO are both minority practices among S&P 100 companies. Additionally, our directors, including the Chairman, are bound by fiduciary obligations under law to act in a manner that they believe to be in our best interests and the best interests of our shareholders. Adopting a policy that mandates the separation of the offices of Chairman and CEO would not serve to augment this fiduciary duty.

For the reasons set forth above, our Board unanimously recommends AGAINST this proposal.

Information about Stock Ownership

Outstanding Shares and Voting Rights

At the close of business on April 8, 2026, the record date, we had outstanding 3,564,377,095 shares of Class A common stock and 9,444,375 shares of Class B common stock.

On each matter to be voted on, the holders of Class A common stock and Class B common stock will vote together. As of the record date, each holder of Class A common stock is entitled to 0.07949 votes per share and each holder of Class B common stock is entitled to 15 votes per share.

We must have a quorum to carry on the business of the annual meeting of shareholders. This means that, for each matter presented, shareholders entitled to cast a majority of the votes that all shareholders are entitled to cast on that matter must be represented at the meeting, either by proxy or by attending the meeting. If the meeting is adjourned due to the absence of a quorum, those shareholders who are entitled to vote and who attend the adjourned meeting, even though they do not constitute a quorum as described above, will constitute a quorum for the purpose of electing directors at such reconvened meeting. If the meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, shareholders who are entitled to vote and who attend the adjourned meeting, even though they do not constitute a quorum as described above, will constitute a quorum for the purpose of acting on any matter described in this proxy statement other than the election of directors.

The director candidates who receive the most votes will be elected to fill the available seats on our Board. Approval of the other proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count for voting purposes on those proposals. Withheld votes in regard to the election of directors, abstentions and broker nonvotes count for quorum purposes, but have no effect on the outcome of the proposals. Broker nonvotes occur on a matter when a bank, brokerage firm or other nominee is not permitted by applicable regulatory requirements to vote on that matter without instruction from the owner of the shares and no instruction is given. Absent instructions from you, your broker may vote your shares on ratifying the appointment of our independent auditors, but may not vote your shares on the election of directors or any of the other proposals.

Principal Shareholders

This table sets forth information as of December 31, 2025 about persons we know to beneficially own more than 5% of any class of our voting common stock.

TITLE OF VOTING CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS
Class A common stock	The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	373,581,278 (1)	10.0%
Class A common stock	BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	298,215,422 (2)	7.4%
Class A common stock	State Street Corporation One Congress Street, Suite 1, Boston, MA 02114	186,826,370 (3)	5.1%
Class B common stock	Brian L. Roberts One Comcast Center, Philadelphia, PA 19103	9,444,375 (4)	100%

(1) This information is based upon a Schedule 13G/A filing with the SEC on June 5, 2025 made by The Vanguard Group setting forth information as of May 30, 2025. The Vanguard Group disclosed having shared voting power over 4,647,346 shares of our Class A common stock, sole dispositive power over 354,729,449 shares of our Class A common stock and shared dispositive power over 18,851,829 shares of our Class A common stock.

(2) This information is based upon a Schedule 13G/A filing with the SEC on February 13, 2024 made by BlackRock, Inc. setting forth information as of December 31, 2023. BlackRock, Inc. disclosed having sole voting power over 267,562,663 shares of our Class A common stock and sole dispositive power over 298,215,422 shares of our Class A common stock.

(3) This information is based upon a Schedule 13G filing with the SEC on February 9, 2026 made by State Street Corporation setting forth information as of December 31, 2025. State Street Corporation disclosed having shared voting power over 119,769,564 shares of our Class A common stock and shared dispositive power over 186,805,081 shares of our Class A common stock.

(4) Includes 9,444,375 shares of Class B common stock owned by a limited liability company of which Mr. Roberts is the managing member. The shares of Class B common stock beneficially owned by Mr. Roberts represent 33 1/3% of the combined voting power of the two classes of our voting common stock, which percentage is generally non-dilutable under the terms of our articles of incorporation. Under our articles of incorporation, each share of Class B common stock is convertible at the shareholder's option into a share of Class A common stock. For information regarding Mr. Roberts' beneficial ownership of Class A common stock, see the table immediately below, "Security Ownership of Directors and Executive Officers."

Security Ownership of Directors and Executive Officers

This table sets forth information about the amount of common stock beneficially owned by (i) our current directors (all of whom are also director nominees), (ii) the NEOs listed in "Executive Compensation Tables – Summary Compensation Table" and (iii) our current directors and executive officers as a group. No shares of common stock held by our directors or executive officers are held in margin accounts or have been hedged or pledged.

	AMOUNT BENEFICIALLY OWNED[1]		PERCENT OF CLASS	
NAME OF BENEFICIAL OWNER	**CLASS A[2]**	**CLASS B**	**CLASS A[2]**	**CLASS B**
Jason S. Armstrong	904,654	—	*	—
Kenneth J. Bacon	42,223	—	*	—
Thomas J. Baltimore, Jr.	38,344 [3]	—	*	—
Madeline S. Bell	74,344 [4]	—	*	—
Louise F. Brady	31,507	—	*	—
Edward D. Breen	25,825	—	*	—
Michael J. Cavanagh	6,184,484 [5]	—	*	—
Jeffrey A. Honickman	455,132 [6]	—	*	—
Jennifer Khoury	540,766	—	*	—
Wonya Y. Lucas	21,508	—	*	—
Asuka Nakahara	92,171	—	*	—
Thomas J. Reid	1,180,582	—	*	—
Brian L. Roberts	30,897,450 [7]	9,444,375 [8]	*	100% [8]
Gordon Smith	7,869	—	*	—
All directors and executive officers as a group (14 persons)	40,496,859	9,444,375	1.13%	100%

* Less than 1% of the outstanding shares of the applicable class.

(1) Beneficial ownership as of January 23, 2026 (except for Mr. Smith, which is as of February 4, 2026 when he first became a director) has been determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Includes beneficial ownership of the following number of shares for which the following persons hold options exercisable on or within 60 days of January 23, 2026: Mr. Armstrong, 728,582; Mr. Cavanagh, 5,307,698; Ms. Khoury, 440,610; Mr. Reid, 927,785; Mr. Roberts, 7,124,993; and all executive officers as a group, 14,529,668.

Includes beneficial ownership of the following number of shares underlying stock units held by the following persons that vest on or within 60 days of January 23, 2026: Mr. Armstrong, 132,818; Mr. Cavanagh, 428,613; Ms. Khoury, 43,722; Mr. Reid, 122,465; Mr. Roberts, 563,317; and all executive officers as a group, 1,290,934.

Includes the following number of shares that will be paid at a future date in stock under our deferred compensation plans for the following persons: Mr. Bacon, 9,490; Mr. Baltimore, 37,223; Ms. Bell, 41,319; Ms. Brady, 31,507; Mr. Honickman, 333,698; Ms. Lucas, 5,725; Mr. Nakahara, 78,966; and Mr. Smith, 7,869.

(3) Includes 477 shares held by his spouse.

(4) Includes 2,200 shares held jointly by her and her spouse and 400 shares held by her spouse.

(5) Includes 409,540 shares and 3,254,446 shares underlying options held by a trust of which his spouse is a trustee.

(6) Includes 20,150 shares held by trusts of which he is a trustee.

(7) Includes 286,044 shares owned by his spouse; 1,333,950 shares owned by a family charitable foundation of which his spouse is a trustee; and 15,772,421 shares owned by certain family trusts. Does not include shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock into Class A common stock, he would beneficially own approximately 1% of the Class A common stock.

(8) See footnote (4) under "— Principal Shareholders" above.

Delinquent Section 16(a) Reports

Our directors and executive officers file reports with the SEC pursuant to Section 16(a) of the Exchange Act indicating the number of shares of any class of our equity securities they owned when they became a director or executive officer and, after that, any changes in their ownership of our equity securities. Based on our review of such reports and written representations from the individuals required to file the reports, we believe that all filings required to be made by our reporting persons for 2025 were made on a timely basis.

Compensation of Directors

Director Compensation Program

From time to time, the Compensation Committee directs an independent compensation consultant to provide analyses with respect to various nonemployee director compensation data. Korn Ferry last provided this analysis in 2025. Pursuant to Korn Ferry's recommendations, the Compensation Committee recommended and the Board approved an increase in the value of the annual stock grant to nonemployee directors from $225,000 to $240,000, effective October 2025. Our current nonemployee director annual compensation reflecting these changes is as follows:

DIRECTOR FEES



Annual Retainer
$120,000
+
FMV of Annual Grant of Shares of CMCSA
$240,000

COMMITTEE MEMBERSHIP FEES FOR EACH BOARD COMMITTEE



Chair
$40,000
Member
$15,000

The annual retainer may be received, at the election of the nonemployee director, in shares of Class A common stock, the receipt of which may be deferred in whole or in part. The receipt of the annual stock grant (which is fully vested upon grant) also may be deferred in whole or in part, as may any fees received by a director. Deferred fees must be invested notionally in a third-party mutual or exchange fund or our Class A common stock fund (with dividends being reinvested in Comcast stock).

Nonemployee directors are reimbursed for travel expenses for meetings attended. While from time to time guests of our nonemployee directors may accompany them on travel related to business events, and our nonemployee directors and guests may receive tickets for personal use, we have been reimbursed for any incremental costs to the extent required by our policy. Nonemployee directors are also provided with our courtesy services for our Connectivity & Platforms products, if in our service areas, and a Peacock subscription at no cost during the time they serve and for five years thereafter.

Director Stock Ownership Policy

Our nonemployee director stock ownership policy requires our nonemployee directors to hold a number of shares of our common stock having a value equal to five times the director's annual cash retainer. Each nonemployee director has a period of five years following his or her first year of service to reach this ownership requirement. In determining compliance, the Compensation Committee may consider any noncompliance that occurs solely or primarily as a result of a decline in the market price of our stock. All nonemployee directors satisfied the requirements of our stock ownership policy in 2025.

Director Compensation

The following table sets forth specified information regarding the compensation of our nonemployee directors in 2025. No information is provided for Messrs. Roberts and Cavanagh, who are employee directors and do not receive compensation for services as a director.

NAME(1)	FEES EARNED OR PAID IN CASH(2) ($)	STOCK AWARDS(3) ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Kenneth J. Bacon	160,000	240,016	—	400,016
Thomas J. Baltimore, Jr.	135,000	240,016	—	375,016
Madeline S. Bell	135,000	240,016	—	375,016
Louise F. Brady	135,000	240,016	—	375,016
Edward D. Breen	160,000	240,016	—	400,016
Jeffrey A. Honickman	175,000	240,016	—	415,016
Wonya Y. Lucas	135,000	240,016	—	375,016
Asuka Nakahara	135,000	240,016	—	375,016
David C. Novak(4)	135,000	240,016	—	375,016

(1) Mr. Smith joined our Board in February 2026 and did not earn any compensation in 2025.

(2) This column represents all cash retainers and meeting fees earned by our nonemployee directors in 2025, regardless of whether such amounts were deferred or elected to be received in shares of our Class A common stock. Refer to footnote (2) of the Security Ownership of Directors and Executive Officers table for information on shares deferred by directors.

(3) The amounts in this column represent the aggregate grant date fair value for each award of shares of Class A common stock granted in 2025, in accordance with FASB ASC Topic 718. The amounts in this column were calculated using the valuation assumptions discussed in the "Share-Based Compensation" footnote to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025. The amounts were determined by multiplying the Class A common stock closing price on their respective grant date by the number of shares subject to the grant.

(4) Mr. Novak stepped down from our Board in January 2026.

Related Party Transactions Policy and Certain Transactions

We review all transactions, except for certain de minimis transactions as set forth in our related party transactions policy, involving us in which any of our directors, director nominees, significant shareholders and executive officers and their immediate family members are participants, to determine whether such person has a direct or indirect material interest in the transaction. All directors, director nominees and executive officers are required to promptly notify our Chief Legal Officer of any proposed transaction involving us in which such person has a direct or indirect material interest. The proposed transaction is then reviewed by either the independent members of our Board as a whole, the Governance Committee or the Audit Committee to determine whether the proposed transaction is a related party transaction under our policy. In reviewing any related party transaction, the independent members of the Board as a whole, the Governance Committee or the Audit Committee will determine whether or not to approve or ratify the transaction based on all relevant facts and circumstances, including the following:

- the materiality and character of the related person's interest in the transaction;
- the commercial reasonableness of the terms of the transaction;
- the benefit and perceived benefit, or lack thereof, to our company;
- the opportunity costs of alternate transactions; and
- the actual or apparent conflict of interest of the related person.

If the reviewing body determines that a transaction has potential conflict of interest issues and other circumstances warrant, it may also recommend that a special committee review the transaction. After such review, the reviewing body approves or ratifies the transaction only if it determines that the transaction is in, or not inconsistent with, the best interests of our company and our shareholders. Our related party transactions policy is posted under "Corporate Governance" in the Investors section of our website at *www.cmcsa.com*.

Related Party Transactions

Mr. Cavanagh's daughter is one of our employees. She received approximately $185,000 in compensation and also participated in employee benefit plans on the same basis as other similarly situated employees in 2025.

Mr. Roberts' son is one of our employees. He received approximately $840,000 in compensation and also participated in employee benefit plans on the same basis as other similarly situated employees in 2025.

Mr. Smith's daughter has been one of our employees since 2014. She received approximately $272,000 in compensation and also participated in employee benefit plans on the same basis as other similarly situated employees in 2025.

Other Information

Who May Vote

Holders of record of Class A and Class B common stock of Comcast at the close of business on April 8, 2026 may vote at the annual meeting of shareholders. The Notice of Internet Availability of Proxy Materials (the "Notice") is being mailed, and this proxy statement is being made available, to our shareholders beginning on or about April 24, 2026.

Participating and Voting at the Meeting

Attendance at the meeting for purposes of voting and asking questions is limited to shareholders of record on April 8, 2026. Please be sure to have your proxy voting card or notice with you so that you may access your 16-digit control number to log on to the meeting. If your shares are held in the name of your bank, brokerage firm or other nominee, please have your voting instruction form received from your bank, brokerage firm or other nominee, which will contain the relevant control number.

If you encounter any difficulties accessing the virtual meeting, please call the technical support number that will be posted on the meeting login page. If there are any technical issues in convening or hosting the meeting, we will promptly post information to the Investors section of our website at *www.cmcsa.com*, including information on when the meeting will be reconvened. If your shares are held in the name of your bank, brokerage firm or other nominee and you have any questions about your control number, please contact the bank, brokerage firm or other nominee that holds your shares.

Conduct of the Meeting and Q&A

The Chairman of our Board (or any other person designated by our Board) has broad authority to conduct the annual meeting of shareholders in an orderly manner. This authority includes establishing and enforcing rules of conduct, which will be available at the meeting online, for shareholders who wish to participate in the meeting.

We have structured our virtual meeting to provide shareholders the same rights as if the meeting were held in person, including the ability to vote shares electronically during the meeting and ask questions in accordance with the rules of conduct for the meeting. Questions may be submitted during the meeting in the online question box provided at the meeting. Questions submitted in accordance with the rules of conduct generally will be addressed in the order received (both with respect to specific agenda items and the general question and answer session) and will be read as submitted, unless the question is duplicative of a question already asked and answered or is deemed profane or otherwise inappropriate, in which case the question may be edited or paraphrased.

How to Vote

You may vote at the meeting or by proxy before the meeting. We recommend that you vote by proxy even if you plan to participate in the meeting. You can always change your vote at the meeting.

How Proxies Work

Our Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You also may vote for or against the other proposals or abstain from voting.

You can vote by proxy before the meeting in any of the following ways:

Internet

Go to *www.proxyvote.com* or scan the QR code on your Notice or proxy card with a smartphone or tablet, and then follow the instructions outlined on the secure website.

Telephone

Call toll free 1-800-690-6903 and follow the instructions provided on the recorded message. If you hold shares beneficially, through a broker, brokerage firm, bank or other nominee, please refer to the instructions your broker, brokerage firm, bank or other nominee provided to you regarding voting by telephone.

Mail

Complete, sign and date your proxy card and return it in the enclosed envelope.

If you vote via the internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on June 9, 2026.

If your shares are held in the name of your bank, brokerage firm or other nominee, please follow the voting instructions you received from your bank, brokerage firm or other nominee.

If you give us your signed proxy but do not specify how to vote, we will vote your shares (i) in favor of (a) the director candidates, (b) ratifying the appointment of our independent auditors and (c) approving, on an advisory basis, our executive compensation; and (ii) against the shareholder proposal.

Matters to be Presented

We are not aware of any matters to be presented at the meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is postponed or adjourned, the proxies will vote your shares on the new meeting date in accordance with your previous instructions, unless you have revoked your proxy.

Revoking a Proxy

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date, including a proxy given via the internet or by telephone;
- notifying our Secretary in writing before the meeting at the address given below; or
- voting in person at the meeting.

Notice of Electronic Availability of Proxy Materials

Pursuant to the rules of the SEC, we are making this proxy statement and our Annual Report on Form 10-K available to our shareholders electronically via the internet. In compliance with this e-proxy process, on or about April 24, 2026, we mailed to our shareholders of record and beneficial owners the Notice containing instructions on how to access this proxy statement and our Annual Report on Form 10-K via the internet and how to vote online. As a result, you will not receive a paper copy of the proxy materials unless you request one. All shareholders may access the proxy materials on the website referred to in the Notice and in this proxy statement and request to receive a set of the proxy materials by mail or electronically, in either case, free of charge. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. By participating in the e-proxy process, we reduce the impact of our annual meeting of shareholders on the environment and save money on the cost of printing and mailing documents to you. See "Electronic Access to Proxy Materials and Annual Report on Form 10-K" below for further information on electing to receive proxy materials electronically.

Additional Information on the Annual Meeting of Shareholders

If you have questions or would like more information about the annual meeting of shareholders, you can contact us in any of the following ways:

- ***Via the internet:*** Go to *www.proxyvote.com* or scan the QR code on your Notice or proxy card with a smartphone or tablet
- ***By telephone:*** Call toll free 1-866-281-2100
- ***By writing:*** Thomas J. Reid, Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Shareholder Proposals for Next Year

Any shareholder proposals intended to be presented at our 2027 annual meeting of shareholders and considered for inclusion in our proxy materials under Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be received no later than December 25, 2026 and must comply with the procedures and requirements of Rule 14a-8. Shareholder proposals failing to comply with the procedures of Rule 14a-8 under the Exchange Act will be excluded. If the date of our 2027 annual meeting is more than 30 days from June 10, 2027, we will publicly announce a different submission deadline from that set forth above, in compliance with SEC rules.

Any shareholder proposals (other than those proposals seeking to nominate directors) that are intended to be presented at the annual meeting of shareholders in 2027 but not to be included in our proxy materials must comply with the advance notice provision in Section 2.09 of our bylaws. If we call the 2027 annual meeting of shareholders for a date between May 11, 2027 and July 10, 2027, we must receive notice of the proposal at our mailing address immediately above on or after February 10, 2027 and no later than the close of business on March 12, 2027. If we call the 2027 annual meeting of shareholders for any other date, we must receive notice of the proposal no later than the close of business on the tenth day following the day on which we first make a public announcement of the date of the meeting. If notice is not received by the close of business on March 12, 2027 (or the close of business on the tenth day following the day we publicly announce the date of our 2027 annual meeting of shareholders, if such meeting is not called for a date between May 11, 2027 and July 10, 2027), the shareholder proposals will be deemed "untimely."

Shareholders who wish to nominate directors for election must comply with the procedures described under "Corporate Governance and Board Matters – Board of Directors Nominees – Director Nominations – Shareholder Nominees."

All shareholder proposals should be directed to Thomas J. Reid, Secretary, Comcast Corporation, at our mailing address on page 65.

Solicitation of Proxies

We pay the cost of this proxy solicitation. Pursuant to SEC rules, we are making this proxy statement and our Annual Report on Form 10-K available to our shareholders electronically via the internet. In addition to soliciting proxies by the internet and mail, we expect that a number of our employees will solicit shareholders personally and by telephone. None of these employees will receive any additional or special compensation for doing this. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for aggregate fees of approximately $35,000 plus reasonable out-of-pocket costs and expenses. The agreement with D.F. King contains customary indemnification provisions. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Electronic Access to Proxy Materials and Annual Report on Form 10-K

Shareholders can access this proxy statement and our Annual Report on Form 10-K via the internet at *www.proxyvote.com* or by scanning the QR code on the Notice or proxy card with a smartphone or tablet, and then following the instructions outlined on the secure website. For future annual meetings of shareholders, shareholders can consent to accessing their proxy materials, including the Notice, the proxy statement and the annual report, electronically in lieu of receiving them by mail. To receive materials electronically, you will need access to a computer and an e-mail account. You will have the opportunity to revoke your request for electronic delivery at any time without charge.

If you are a registered shareholder and you have not already done so, you can choose this electronic delivery option by following the instructions provided when voting via the internet and provided on the proxy card. Your choice will remain in effect unless you revoke it by contacting our transfer agent, Equiniti Trust Company, LLC D/B/A EQ Shareowner Services ("EQ Shareowner Services"), at 1-888-883-8903 or P.O. Box 64854, St. Paul, MN 55164-0854 or by signing on to your account at *https://www.shareowneronline.com/comcast*. You may update your electronic address by contacting EQ Shareowner Services.

If you hold your shares through a bank, brokerage firm or other nominee and you have not already done so, you can choose this electronic delivery option by contacting your nominee or by following the instructions provided when voting via the internet. Your choice will remain in effect unless you revoke it by contacting your nominee. You may update your electronic address by contacting your nominee.

Important Notice Regarding Delivery of Shareholder Documents

Under SEC rules, delivery of each Notice or a single proxy statement and annual report, as applicable, in a single envelope to two or more shareholders sharing the same mailing address is permitted under certain conditions. This procedure, called "householding," is available if all of the following criteria are met:

- you have the same address as other shareholders registered on our books;
- you have the same last name as the other shareholders; and
- your address is a residential address or post office box.

If you meet this criteria, you are eligible for householding and the following terms apply. If you are not eligible, please disregard this notice.

How do I consent to, or discontinue, the householding process of receiving just one set of annual disclosure materials?

To give your consent to, or to discontinue, householding, please notify our transfer agent, EQ Shareowner Services, at 1-888-883-8903 or by mail at P.O. Box 64874, St. Paul, MN 55164-0854 if you are a registered shareholder, or your bank or broker if you are a beneficial shareholder. Registered and beneficial shareholders may also discontinue householding by contacting Broadridge by phone at (866) 540-7095 or by mail at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

The householding consent is considered perpetual, which means you will continue to receive a single envelope containing each Notice for the household or a single proxy statement and annual report, as applicable, in the future unless you discontinue this process.

Appendix A: Reconciliations of Non-GAAP Financial Measures

We believe that the presentation of financial measures not in accordance with generally accepted accounting principles in the United States ("GAAP") provides useful information to investors regarding our results of operations and financial condition. Our non-GAAP financial measures should be considered in addition to, but not as a substitute for, operating income, net income, net income attributable to Comcast Corporation, earnings per common share attributable to Comcast Corporation shareholders, net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP.

We define Adjusted EBITDA as net income attributable to Comcast Corporation before net income (loss) attributable to noncontrolling interests, income tax expense, investment and other income (loss), net, interest expense, depreciation and amortization expense, and other operating gains and losses (such as impairment charges related to fixed and intangible assets and gains or losses on the sale of long-lived assets), if any. From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as significant legal settlements) that affect the period-to-period comparability of our operating performance. Additional information and reconciliations of Adjusted EBITDA to net income attributable to Comcast Corporation for the years ended December 31, 2024 and 2025 are set forth in "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" on pages 46-48 of our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 3, 2026 (the "10-K").

Constant currency and constant currency growth rates are calculated by comparing the results for each comparable prior year period adjusted to reflect the average exchange rates from each current year period presented rather than the actual exchange rates that were in effect during the respective periods. Additional information and a reconciliation of constant currency revenue and Adjusted EBITDA growth rates for the Connectivity & Platforms business in 2025 is set forth in "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" on pages 46-48 of the 10-K.

We define Free Cash Flow as net cash provided by operating activities (as stated in our Consolidated Statements of Cash Flows) reduced by capital expenditures and cash paid for intangible assets. From time to time, we may exclude from Free Cash Flow the impact of certain cash receipts or payments (such as significant legal settlements) that affect period-to-period comparability. Cash payments related to certain capital or intangible assets, such as the construction of Universal Beijing Resort, are presented separately in our Consolidated Statements of Cash Flows and are therefore excluded from capital expenditures and cash paid for intangible assets for Free Cash Flow. We believe Free Cash Flow provides a meaningful measure of liquidity and a useful basis for assessing our ability to repay debt, make strategic acquisitions and investments, and return capital to investors through stock repurchases and dividends. It is also a significant performance measure in our annual incentive compensation programs. Additionally, we believe Free Cash Flow is useful to investors as a basis for comparing our performance and coverage ratios with other companies in our industries, although our measure of Free Cash Flow may not be directly comparable to similar measures used by other companies. Free Cash Flow has certain limitations, including that it does not represent the residual cash flow available for discretionary expenditures since other non-discretionary payments, such as mandatory debt repayments, are not deducted from the measure.

RECONCILIATION FROM NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW

($ in millions)

	YEAR ENDED DECEMBER 31,	
	2025	**2024**
Net cash provided by operating activities	**33,643**	**27,673**
Capital expenditures	(11,750)	(12,181)
Cash paid for capitalized software and other intangible assets	(2,658)	(2,949)
Free Cash Flow	**19,235**	**12,543**

COMCAST